HALF YEAR REPORT
2025





INDEX

1.

CEO LETTER TO SHAREHOLDERS





1. CEO LETTER TO SHAREHOLDERS

Dear Shareholders,

The first half of 2025 has been a decisive step forward in the execution of WISeKey's Convergence strategy. By integrating semiconductors, satellites, blockchain, and digital identity into a unified architecture of trust, WISeKey is no longer operating separate businesses but a single interconnected ecosystem. This Convergence is now beginning to show its financial potential, as each component drives value creation for the others, enabling WISeKey to multiply revenues, starting to reduce dependency on any single line of business, and to capture new recurring income streams.



The foundation of this strategy lies in SEALSQ's post-quantum chips, which WISeKey controls with 52% of the voting rights of SEALSQ (as of June 30, 2025), that has generated a strong interest from customers a cross the defense, automotive, industrial, and healthcare markets.

These chips deliver immediate hardware revenues, but more importantly, they unlock recurring value through personalization services provided by our Outsourced Semiconductor Personalization and Test (OSPT) centers. Every time a chip will be provisioned with a secure identity in an OSPT facility, WISeKey will not only earn service fees but also create a long-term customer relationship.

This turns one revenue opportunity into three: chip sales, OSPT services, and PKI Services to manage the identity's lifecycle. The Convergence does not stop at connectivity. Each secured device would, in time, be able to transact autonomously within our SEALCOIN ecosystem, of which WISeKey holds 75% ownership, creating a fourth revenue stream through transaction fees on trusted IoT exchanges. Earlier this year, WISeKey proved the potential of this model with the world's first space-based cryptocurrency transaction, demonstrating how satellites, secure chips, and the blockchain can combine to power an entirely new digital economy. Our new generation WISe.ART platform, with WISeKey owning 87.5% and the remainder held by The Hashgraph Group, a pioneering Swiss-based Web3 technology company, adds a fifth layer by extending this infrastructure into tokenized assets, generating transaction revenues from authenticated trading of both digital and physical items.



Together, this creates a diversified yet fully integrated monetization model where every element — from chip to satellite to blockchain to marketplace — reinforces and extends the others. For shareholders, the value of this model lies in its scalability and resilience. Hardware sales generate immediate revenues, while OSPT services, satellite subscriptions, and blockchain transactions provide recurring income streams that we expect will grow with adoption. This means that each customer or partner engagement has a compounding effect: a defense contractor adopting SEALSQ chips could also become a client for OSPT services, a subscriber to WISeSat.Space connectivity, a participant in SEALCOIN transactions, and, potentially, a user of WISe.ART for tokenized asset management. Few companies in our sector can offer this level of vertical integration and monetization.

The strategic partnerships WISeKey is building further enhance shareholder value by creating new addressable markets. The Quantix Edge Security initiative in Spain positions WISeKey at the heart of Europe's semiconductor sovereignty strategy, supported by public funding and demand for secure microelectronics.

Our collaboration with the Swiss Army demonstrates that our Convergence model is not just theoretical but already being deployed to deliver secure, sovereign communications. And our HUMAN-AI-T initiative with the United Nations extends our leadership beyond technology into global AI governance, strengthening our brand, creating influence over standards, and laying the foundation for future trust services where AI must rely on secure chips, authenticated data, and tamper-proof transactions.

As WISeKey moves into the second half of 2025, our focus is on scaling execution. WISeKey is approaching the commercial launch of SEALSQ's QVault-TPM in Q4 2025, which we expect will trigger new revenue growth in 2026 and beyond.

WISeKey is expanding the WISeSat.Space constellation to increase coverage and open new subscription markets. WISeKey is bringing SEALCOIN and WISe.ART from the pilot stage into commercial deployment, establishing new transaction-based income streams. And WISeKey is strengthening its OSPT footprint to ensure that every chip produced by SEALSQ can be rapidly personalized and integrated into this global infrastructure.

For our shareholders, the message is clear: WISeKey's Convergence strategy is designed to create multiple layers of monetization from each customer relationship, recurring revenue streams that compound over time, and strategic partnerships that open new markets while de-risking execution.



With a robust pipeline of revenue opportunities (as of September 8, 2025) for the period 2026–2028, a strong balance sheet, and increasing global recognition of our role at the intersection of quantum security, space connectivity, blockchain, and AI, WISeKey is building a business designed for scale, resilience, and long-term shareholder value. WISeKey is not just adapting to technological change — WISeKey is shaping it. WISeKey is building a neutral sovereign, trusted digital infrastructure that the world increasingly depends on. For our investors, this represents a unique opportunity to participate in the creation of a company positioned not only to grow revenues but to define the architecture of digital trust for decades to come.

I thank you for your continued confidence and support as WISeKey executes on this transformative journey.

Sincerely,

Carlos Moreira
Founder, Chairman & CEO
WISeKey International Holding Ltd.

Carlos Moreira

CEO

2.
ABOUT WISEKEY





2. ABOUT WISEKEY



2.1. ABOUT WISEKEY

WISeKey International Holding Ltd ("WISeKey" or the "Group" or the "Company", SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio.

2.2. CORPORATE STRUCTURE

Corporate Structure
WISeKey
52% voting rights (1)
75% ownership
96% ownership
100% ownership
87.5% ownership (2)
SEAL SQ
semiconductors + quantum
Develops and sells semiconductors, PKI, and post-quantum technology hardware and software products.
Nasdaq: LAES
www.sealsq.com
SEALCOIN
Innovative cryptotoken tailored for the Internet of Things (IoT) and Machine-to-Machine (M2M) communication.
www.sealcoin.ai
WISe iD
Offers digital identities and security services to protect electronic transactions and personal data.
www.wiseid.com
WISeSat
Picosatellites and low-power sensors providing the first cost effective & secure IoT connectivity solution for anywhere on Earth.
www.wisekey.com/wisesat
wise.art
A fully-fledged digital asset marketplace leveraging NFT-technology, designed to connect everyone involved in the arts industry.
https://platform.wise.art
(1) As of June 30, 2025, WISeKey controls the SEALSQ Group through its 52% voting right and 10% ownership; (2) Remainder owned by The Hashgraph Group AG







WISeKey advances its mission to secure the Internet through the specialized contributions of its Verticals, each focusing on distinct areas of research and expertise, including Digital Identities, Semiconductors, Public Key Infrastructure (PKI), Blockchain and Space technologies. These capabilities are seamlessly integrated into the comprehensive WISeKey platform. Anchored by its trusted, post-quantum cryptographic Root of Trust, WISeKey delivers secure authentication and identification for IoT, Blockchain, and AI applications, ensuring the integrity of transactions among individuals, cloud applications, and connected devices. With over 1.7 billion semiconductors deployed across diverse electronic devices, WISeKey plays a pivotal role in safeguarding digital identity ecosystems and enabling the secure Internet of Everything.



For more information on WISeKey's strategic direction and its subsidiary companies, please visit www.wisekey.com.

3.

MANAGEMENT DISCUSSION & ANALYSIS





3. MANAGEMENT DISCUSSION & ANALYSIS



The following Management Discussion and Analysis ("MD&A") is intended to provide a reader of WISeKey's ("WISeKey", the "Group" or the "WISeKey Group") financial statements with a narrative explanation from management's perspective of the financial and other significant factors that have impacted and could impact the company's performance. The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our unaudited condensed consolidated financial statements and notes thereto for the six months ended June 30, 2025, as well as with our consolidated financial statements and notes thereto included in the Group's annual financial statements for the year ended December 31, 2024, as filed in the 20-F on April 17, 2025. "Group" refers to the consolidation of SEALSQ, SEALCOIN, WISeID, WISeSat.Space, and WISe.ART under WISeKey.

3.1. H1 2025 KEY FINANCIAL MILESTONES

The key highlights of the six months ended June 30, 2025 ("H1 2025") are:

- **$124.6 million cash balance**

- **$5.3 million revenue** in line with expectations reflecting the continuing transition period to post-quantum technologies, ahead of a strong planned increase in revenue in H2 2025 driven by a return to growth in demand for SEALSQ's traditional semiconductor products alongside the consolidation of revenue generated by IC'ALPS.

- The execution by SEALSQ of a Share Purchase Agreement **to acquire 100% of IC'ALPS SAS, a French ASIC design specialist.** The acquisition completed on August 4, 2025, aligns with our custom chips (ASIC) development strategy leveraging IC'ALPS' expertise and footprint in medical, automotive, and IoT applications.

- **$3.5 million investment by SEALSQ in the WeCan Group**, a Swiss fintech and blockchain-based technology company specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes.







0 0 1 1 0 1 1 1

- A landmark **Proof of Concept demonstrated secure, satellite-enabled microtransactions between IoT devices**, via a collaboration between SEALCOIN, Hedera and WISeSat.Space. This technology is especially impactful in remote regions without traditional internet access, validating off-grid applications for agriculture, logistics, and remote industries, and is expected to bring a new revenue stream to the Group.

- **Investments in R&D** for the development of our post-quantum and next generation semiconductors, the development of ultra-secure picosatellites to provide secure IoT communication via space-based networks, and the development of SEALCOIN, emerging as a strategic enabler for secure, autonomous interactions between AI agents, IoT devices, and digital infrastructure in the decentralized service economy. We continue to support our R&D work with $5.8 million invested in R&D in H1 2025.

A summary of the key performance metrics of the Group is set out in the table below:

	Unaudited 6 months ended or as at June 30,	
US GAAP (Million US$)	**2025**	**2024**
Net sales	5.3	5.2
Gross profit	1.9	1.1
Operating loss	(27.3)	(14.1)
Net loss	(22.3)	(15.5)
Cash and cash equivalents	124.6	26.3



3.2. FINANCIAL DISCUSSION AND ANALYSIS



Liquidity and Capital Resources

Cash and cash equivalents as at June 30, 2025 totaled $124.6 million, compared to $90.6 million as at December 31, 2024. Our strong cash balance at the end of H1 2025 is mainly due to the cash injection in our semiconductors vertical, SEALSQ, from a Registered Direct Offering, the exercise of all outstanding warrants held by investors in SEALSQ in January 2025, and an ATM equity offering program by SEALSQ implemented in May 2025. Additionally, SEALCOIN, our transactional IoT subsidiary, opened its share capital to The Hashgraph Group which invested $0.6 million in exchange for a 25% interest in SEALCOIN. We expect to use this liquidity to fund our operations, support our R&D expenses for our next-generation solutions, develop our sales team and to finance our M&A activity.

The most significant sources of funding of the Group are external financing, customer sales, and research tax credits provided by the French government.



Revenue

WISeKey's revenue for H1 2025 was $5.3 million, compared to $5.2 million in the six months ended June 30, 2024 ("H1 2024"). The flat year-on-year revenue is in line with our expectations. The transition period announced in our semiconductor operations for 2024 has lasted as forecast into the first months of 2025 as the revenue-creating projects that we are working on and our new product lines are not yet in full production.

Revenue in the second half of the year ("H2 2025") is expected to show significant growth from H1 2025 with an increase in demand for our current semiconductor products as well as from SEALSQ's acquisition of IC'ALPS in August 2025. This acquisition will bring an additional revenue stream to the Group from the sale of ASIC design services. The Group will also assess the potential for cross-selling with its existing customer portfolio.

WISeKey's innovative profile means that the Group actively researches new technologies that may either strengthen an existing revenue stream or lead to new revenue streams. Such developments include the following.





In relation to SEALSQ, our Semiconductor and Post-Quantum IoT Vertical, the Group is undertaking the last phases of development of its next-generation secure microcontrollers range built on the **new Secure RISC-V CPU, equipped with a state-of-the-art secure firmware stack and compliant with the Trusted Computing Group definition of a Trusted Platform Module 2.0 (TPM 2.0) and with the NIST FIPS 140.3 certification requirements**, under the project name QUASAR for Quantum resistant Secure Architecture.

Management believes that the QUASAR R&D project is essential to ensure that the Group remains competitive in the future because customers and IT providers are turning to more secure equipment which our TPM and quantum-resistant range will offer. We have involved our customers in this transition to make sure that our new product range will suit their needs. Full production is expected to start in 2026.

In relation to WISeSat.Space, our Secure Satellite-Based IoT Communication Vertical, two picosatellites were launched in H1 2025 and the Group is on target to deploy a 100-satellite constellation by 2027, establishing one of the largest secure low Earth orbit (LEO) infrastructures designed to deliver resilient, sovereign, and encrypted satellite connectivity globally.

In relation to SEALCOIN, our Transactional IoT (t-IoT) and Machine-to-Machine (M2M) Communication Vertical, building on the success of its first technical Proof-of-Concept (PoC) in July 2024, SEALCOIN has reached a new milestone: a successful device-to-device transaction over satellite, completed in April 2025 in collaboration with WISeSat.Space. This achievement proves SEALCOIN's capability to execute secure microtransactions between remote IoT devices, even without terrestrial connectivity, marking a pivotal leap for decentralized infrastructure in off-grid environments.

Revenue by region

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. Our operations in North America contribute the largest part of our revenues.

Our revenue by geographic region for the six months ended June 30, 2025, and June 30, 2024, respectively is set forth in the following table:

Net sales by region $'000	Unaudited 6 months ended June 30,			
	2025		2024	
Europe, Middle East & Africa	1,215	23%	1,167	23%
North America	3,197	61%	3,088	60%
Asia Pacific	795	15%	890	17%
Latin America	86	1%	29	0%
Total net sales	**5,293**	100%	**5,174**	100%



Gross Profit

Our gross profit margin increased by 14% percentage points from 21% in H1 2024 to 35% in H1 2025. In 2024, our gross profit margin decreased temporarily due to the costs of inventory that remained high, with some incompressible fixed costs, while our customers were using their own stock. In 2025, shipments of new products to these customers have resumed, contributing to the recovery of our margin toward historical levels. Looking ahead, we expect further margin improvement in H2 2025, supported by SEALSQ's recent acquisition of IC'ALPS, whose cost of sales is significantly lower than that of SEALSQ's semiconductors.

Research & development expenses



Our research and development ("R&D") expenses include expenses related to the research of new technology, products and applications, their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Net of stock-based compensation, our R&D expenses increased by $1.1 million in comparison with the $2.9 million R&D expense net of stock-based compensation for the six months ended June 30, 2024. We continue working on the development of our next-generation products and solutions, including our post-quantum QUASAR program in SEALSQ, secure picosatellite communication in WISeSat, and transactional IoT technology in SEALCOIN. R&D remains a large part of our operating expenses with $4.0 million spent net of stock-based compensation in the six months ended June 30, 2025, representing 23% of total operating expenses net of stock-based compensation. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in semiconductor security solutions and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. SEALSQ's subsidiary SEALSQ France is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.





Selling & marketing expenses

Our selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of $4.3 million net of stock-based compensation, our S&M expenses increased by $0.4 million in comparison with our H1 2024 S&M expenses of $3.9 million net of stock-based compensation. This increase reflects our continued efforts to build a stronger sales force, with an increased presence in the U.S., and to incentivize our S&M team to support our revenue growth.



General & administrative expenses

Our general & administrative ("G&A") expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Net of stock-based compensation, our G&A expenses of $11.0 million increased by $2.8 million in comparison with the $8.2 million G&A expense net of stock-based compensation for the six months ended June 30, 2024. The primary factor is a $1.5 million increase in staff costs as the Group is sizing up to be able to manage its developing verticals. In addition, the Group incurred $0.7 million in incremental legal, professional and audit fees related to various SEC filings associated with our funding facilities, corporate transactions and investment strategy, including our investments in WeCan, ColibriTD and IC'ALPS.

Our G&A expenses are expected to remain high due to the Group's initiatives to expand our geographical footprint and revenue streams. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.





Operating Results

Our $27.3 million operating loss for the six months ended June 30, 2025, increased by $13.2 million compared to our $14.1 million operating loss for the six months ended June 30, 2024.

The main factor behind this increase in operating loss is the grant of an exceptional stock-based bonus in the form of options to all our staff. This grant resulted in a stock-based compensation charge of $10.1 million. In addition, the factors outlined in the sections above explaining the increase in all expenses categories also contributed to the loss.

Net Results

For the six months ended June 30, 2025, the Group recorded a net loss of $22.3 million, compared to a net loss of $15.5 million for the same period in 2024. The increase in net loss is primarily attributable to the factors impacting operating loss, as outlined above.





Consolidated Income Statement of WISeKey International Holding

US GAAP ($'000)	Unaudited 6 months ended June 30,		Year-on-Year Variance
	2025	**2024**	
Net sales	5,293	5,174	+2%
Cost of sales	(3,173)	(3,834)	-17%
Depreciation of productions assets	(243)	(228)	+7%
Gross profit	**1,877**	**1,112**	**+69%**
Other operating income	82	178	-54%
Research & development expenses	(5,792)	(2,942)	+97%
Selling & marketing expenses	(7,393)	(3,967)	+87%
General & administrative expenses	(16,090)	(8,518)	+89%
Total operating expenses	**(29,193)**	**(15,249)**	**+91%**
Operating loss	**(27,316)**	**(14,137)**	**+93%**
Non-operating income	6,964	1,129	+471%
Gain / (loss) on debt extinguishment	–	(21)	-100%
Interest and amortization of debt discount	(88)	(529)	-83%
Non-operating expenses	(1,816)	(584)	+211%
Loss before income tax expense	**(22,256)**	**(14,142)**	**+57%**
Income tax expense	(1)	(1,310)	-99%
Net loss	**(22,257)**	**(15,452)**	**+44%**



3.3. OPERATIONAL DISCUSSION & ANALYSIS

Driving Secure Innovation: The Strategic Role of WISeKey's Verticals

Each of WISeKey's Verticals, each advancing cutting-edge solutions in Digital Identities, Semiconductors, Public Key Infrastructure (PKI), Blockchain, and Space Technologies, underpin by our post-quantum cryptographic Root of Trust and are brought together into the WISeKey platform. This robust foundation enables secure authentication and identification across IoT, Blockchain, and AI ecosystems, ensuring the integrity of transactions among individuals, cloud applications, and connected devices.
We highlight below the key developments for each of our Verticals.

SEALSQ
Our Semiconductor and Post-Quantum IoT Vertical



As a fabless semiconductor innovator, SEALSQ Corp ("SEALSQ" or the "SEALSQ Group", Nasdaq: LAES) designs and markets secure microcontrollers that anchor digital trust in a quantum-threatened world. SEALSQ offers off-the-shelf and custom-designed FIPS and Common Criteria certified quantum- resistant secure microcontrollers, integrated within a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI services, and secure chip personalization.

SEALSQ's solutions secure industries like IoT, Energy, Automotive, Smart Home, as well as sensitive applications in Healthcare and Defense. While the global embedded security chip market is projected to reach $9.8 billion by 2028[1], suppliers offering certified secure products are scarce, which makes the segment a good opportunity for innovative players such as SEALSQ who is capable of offering compliance with standards and responding to emerging threats like quantum computers.

As a result of SEALSQ's strengthened market capitalization, boosted by the market's recognition of the risks posed by quantum computers and the need for new secure microcontrollers to protect against these, SEALSQ was able to raise over $140 million in cash since November 2024. These funds will serve to accelerate development of our post-quantum strategy and execute high-impact investment opportunities to strengthen SEALSQ's growth pipeline.

*

---

[1] MarketsandMarkets: Embedded Security Market by Offering, Global forecast to 2028 (August 23)



In H1 2025, SEALSQ delivered QS7001 and QVault TPM (Trusted Platform Module) first test samples to partners and pilot customers, progressing toward Q4 2025 commercialization. SEALSQ also secured a multi-million-dollar pipeline, including a long-term recurring revenue deal with a global player, reinforcing SEALSQ's quantum-safe leadership.

The SEALSQ Group has also allocated a $30 million budget to acquire equity in, and develop technological partnerships with, other Quantum companies:

- The first such investment materialized in Q1 2025 with ColibriTD, a French Quantum-as-a-Service (QaaS) company, co-developing a revolutionary approach to improve semiconductor wafer yields with SEALSQ.

- In August 2025, SEALSQ completed the acquisition of 100% of IC'ALPS SAS, a French ASIC design specialist, after receiving regulatory approval. This acquisition aligns with SEALSQ's custom chips (ASIC) development strategy leveraging IC'ALPS' expertise and footprint in medical, automotive, and IoT applications.

- SEALSQ also executed its plan to sign a €40 million investment deal for the Quantix Edge Security facility in Murcia, Spain, with €20 million from the Spanish Government, €10 million from WISeKey and SEALSQ, and €10 million from partners OdinS and TProtege. This facility will focus on post-quantum chip design using RISC-V, meeting Common Criteria and NIST standards. SEALSQ plans to generate revenue as soon as 2026 by invoicing its professional services and licensing IPs to the joint venture.

- SEALSQ is planning to invest $10 million into WISeSat.Space to develop its secure satellite-based IoT communications offering, thereby contributing to the creation of revenue synergies within the Group.





WISeSat.Space
Our Secure Satellite-Based IoT Communication Vertical

WISeSat.Space AG is at the forefront of creating ultra-secure picosatellite solutions in collaboration with FOSSA Systems. WISeSat.Space secures IoT communication via space-based networks, harnessing the latest cryptographic innovations to guarantee safe and instantaneous data exchanges across diverse sectors, such as utilities, oil and gas, smart farming, and defense, safeguarding the sanctity and privacy of the data transmitted.





WISeKey strategically invested in FOSSA in 2021 to integrate its picosatellite technology into the WISeKey IoT Connect & Trust model. Because of this forethought, WISeSat.Space can now offer products and services to all IoT clients in a SaaS model, as it works to build a joint constellation of 100 low-orbit satellites with FOSSA and other providers by the end of 2027.

WISeSat.Space satellites can be connected with WISeKey's INeS platform, which uses state-of-the-art cryptographic algorithms to meet the highest standards for issuing, managing, and validating digital credentials for IoT devices. This platform is scalable to support environments for hundreds of millions of devices and sensors equipped with WISeKey semiconductors, able to remotely collect data from the field and transmit it to the backend. Additionally, INeS features Entity Management (any custom attributes such as identities, group, type, role, and life cycle), Message Security Policy Management, and Business Rules Management. Interfacing via the cloud and connecting devices and applications, INeS is capable of remotely identifying credentials and controlling activation, deactivation, revocation, renewal, and secure provisioning.

WISeSat.Space PocketQube satellites now enable all IoT sectors to connect at planetary scale.







SEALCOIN

<u>Our Transactional-IoT (t-IoT) and Machine-to-Machine (M2M) communication Vertical</u>

As the global machine economy takes shape, SEALCOIN is rapidly emerging as a strategic enabler for secure, autonomous interactions between AI agents, IoT devices, and digital infrastructure. In H1 2025, SEALCOIN reached several transformative milestones, consolidating its role as a foundational layer in the decentralized service economy.

Following the successful beta launch of its platform in Davos, SEALCOIN introduced its Proof of Security (PoSy) Framework, ensuring robust device onboarding, decentralized governance, and scalable trust management for billions of connected devices. This advancement laid the groundwork for a regulatory milestone, as the SEALCOIN token is structured under the Swiss Financial Market Supervisory Authority (FINMA) classification as a hybrid Utility and Payment instrument, enabling compliant deployment of QAIT across transactional ecosystems.

A landmark Proof of Concept with WISeSat.Space demonstrated secure, satellite-enabled microtransactions via Hedera and SEALCOIN, validating off-grid applications for agriculture, logistics, and remote industries.

SEALCOIN also completed an independent infrastructure security audit in Q1 2025. The audit confirmed the platform's integrity and resilience, positioning SEALCOIN's platform for commercial-scale deployment.

The token formerly known as TIOT was rebranded to QAIT (Quantum, AI, Transactional) marking the platform's commitment to the autonomous machine economy. Production readiness was declared in June, with QAIT's token issuance scheduled for Q3 2025, unlocking real-world adoption and ecosystem onboarding at scale.

As SEALCOIN prepares for full-scale rollout, it is laying the groundwork for integration into industrial, mobility, and AI-driven infrastructure sectors, preparing for its role as a core digital transaction layer for the autonomous economy.









WISeID

<u>Trust Services and Digital Identity Vertical</u>

As a provider of digital identities and security services, WISeID offers solutions to protect electronic transactions and personal data.

WISeID's Trust Services Vertical is comprised of a full range of managed cloud services to enable trusted and verified digital identities for people, applications and objects. In H1 2025, WISeID delivered milestones such as the optimization of its "Unified Trust Center." WISeKey keeps evolving and improving its High Security Trust Center, which serves as the foundation to deliver trust services both internally, serving the needs of SEALSQ (PKI for IoT) and other initiatives of WISeKey, and externally, serving global customers. This Unified Trust Center brings greater advantages to the Group, such as cost reduction and unified high-security practices. WISeKey has significantly expanded its business related to Transport Layer Security (TLS, a widely adopted security protocol designed to facilitate privacy and data security for communications over the internet) and Personal Digital Certificates, with higher footprint in regions such as APAC, thanks to key channel agreement. WISeID is now recognized as a fully-fledged solution for personal identity, which has been adopted by the Government of Seychelles as its National ID platform. WISeID has been enriched with new features such as Document Signing, and is evolving to add Web 3.0 capabilities, such as Distributed Identity.







WISe.ART
Our Secure Fine Art and Luxury Marketplace

As a fully-fledged digital asset marketplace leveraging NFT-technology, WISe.ART is designed to connect everyone involved in the arts industry.

In the first half of 2025, WISe.ART launched its new, enhanced WISe.ART marketplace, a revolutionary Web 3.0 platform for digital art, digital twins, NFTs, and crypto collectibles.

The new WISe.ART marketplace is a more user-friendly platform, enhanced with several new features for both artists and collectors, the most important of which being that it is now smartphone friendly, i.e. users can create profiles, connect their wallet, upload and acquire NFTs with their phones. Another feature which is much appreciated by users is the ability to import pre-minted NFTs from other platforms. With the winding down of marketplaces like Makersplace, WISe.ART has received several enquiries from artists and collectors to consolidate their portfolios on WISe.ART marketplace.

This latest state-of-the-art Web 3.0 platform is expected to help grow WISe.ART's community of international artists and collectors further, starting from over 3,000 works and a total art value estimated at close to $35 million.

As the first platform to offer phygital packages since inception as well as being active in fundraising for worthy global causes, WISe.ART believes that it is a trend setter as the rest of the Web 3.0 environment is now also focusing on these two fields. WISe.ART strives to deliver white-glove support to those who have entrusted the platform with their art and valuables, and to meet with collectors to accompany them in their art choices.

With the Web 3.0 platform now available WISe.ART has already signed up new artists who chose HEDERA as their preferred blockchain for their uploads.



4.

OUR BUSINESS VERTICALS





4. OUR BUSINESS VERTICALS

4.1. SEALSQ, OUR SEMICONDUCTOR AND POST-QUANTUM IOT VERTICAL

Develops and sells semiconductors, PKI, and post-quantum technology hardware and software products.



4.1.1. Overview

SEALSQ Corp ("SEALSQ" or the "SEALSQ Group", Nasdaq: LAES) sells integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. SEALSQ was listed on the Nasdaq in May 2023 under the ticker LAES and currently has 118 security-related patents and customers in over 30 countries.



What we sell
SEAL SQ
Secure Microcontrollers
Post Quantum Chips
Secure ASIC
On Premise PKI Infrastructure
Post Quantum Root of Trust
PKI & Code Signing as-a-Service
Custom chip design (ASIC)
Personalization & Test
Products
Services


Typical Markets & Customers
IP PROTECTION
CISCO
SMART GRID
Landis Gyr+
INDUSTRY 4.0
SIEMENS
HEALTHCARE
Medtronic
SECURE STORAGE
iStorage
SMART HOME
matter
Hager
AUTOMOTIVE
VESTEL
MILITARY & GOV.
AgEagle
SEALSQ



4.1.2. Product portfolio evolution

Post-Quantum TPM Program Update



The QVault TPM, built on a RISC-V-based architecture, integrates NIST-standardized CRYSTALS-Kyber (ML-KEM-1024) and CRYSTALS-Dilithium (ML-DSA-87) algorithms, achieving AES-256-equivalent security to counter "harvest now, decrypt later" threats. It is certified to FIPS 140-3 and Common Criteria EAL5+ standards, ensuring robust, tamper-resistant cryptographic operations.

The program achieved a key milestone in H1 2025 with the delivery of engineering samples to initial partners, following rigorous physical and logical validation of the QS7001 hardware platform, which underpins the QVault TPM. The firmware stack progressed through integration and evaluation, positioning SEALSQ to begin "test-customer" sampling for QVault TPM V183 in Q4 2025, with commercial sampling, production and initial revenue expected in 2026.

The global TPM market, valued at $2.15 billion in 2024, is projected to reach $5.72 billion by 2031, with a CAGR of 15.0%[1], driven by demand in IoT, automotive and regulatory recommendations like the EU Cyber Resilience Act. The QVault TPM's alignment with these trends, combined with SEALSQ's leadership in post-quantum cryptography, is expected to enable the company to capture a significant market share.

Strategic partnerships, including WISeSat for satellite IoT, and a robust pipeline of over 70 commercial projects currently in discussion have validated the QVault TPM's applicability in high-security use cases and confirmed market interest.

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[1] Cognitive Market Research, "Global Trusted Platform Module TPM Market Report 2025," October 10, 2024





Note: TPM vs Secure Elements

While both TPM and Secure Elements provide critical security services, their applications, performance characteristics and focus areas differ significantly, with TPMs aiming for overall system security and Secure Elements targeting more specific, high-security applications.

TPMS are primarily used in PCs, laptops and servers to ensure the integrity of the system by protecting against unauthorized access and tampering. TPMs are designed to secure the broader computing environment. In contrast, Secure Element (SEs) are typically found in mobile devices, smart cards, and IoT devices. SEs are used to perform secure transactions and authenticate user access, focusing on specific applications like mobile payments, SIM functionality, or device authentication.

Post-Quantum ASICs



This new offering focuses on developing Secure ASICs, for instance customized derivatives of the QS7001 open hardware platform, designed to integrate NIST-approved post-quantum cryptographic algorithms (CRYSTALS-Kyber and CRYSTALS-Dilithium) for robust, quantum-resistant security, but also traditional counter measures and cryptography to prevent more classic attacks. The chips are expected therefore offer FIP 140-3 and CC EAL5+ certification capabilities, which are commonly required for sensitive applications.

The offering builds on the partnership with IC'ALPS combining its advanced analog and digital design capabilities with SEALSQ's security IPs to craft bespoke quantum-resistant microcontrollers for Defense, Automotive, Medical, AI or other sensitive public and private applications. SEALSQ has already entered advanced business discussions with major global potential customers to explore Secure ASIC projects, with first discussions centered on tailored designs derived from the QS7001 platform.

SEALSQ's comprehensive EU sovereign end-to-end ASICs offering is well positioned to meet the needs of a $36.8 billion ASIC market[1] by responding to its growing concerns of integrating security and post-quantum cryptography.

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[1] Fortune Business Insights, "Application Specific Integrated Circuit (ASIC) Market Size, Share & Industry Analysis" August 25 2025



VaultIC 408 FIPS 140-3 Certification

In H1 2025, SEALSQ advanced its VaultIC408 Secure Microcontroller (Module: VaultIC408 1.2.4, Hardware: AT90SO28RS rev A, Firmware: 1.2.4.1), which passed NIST FIPS 140-3 testing at Security Level 3, as validated by UL Verification Services Inc. The Validation Test Report was submitted to the Cryptographic Module Validation Program (CMVP) and is listed on the CMVP Modules In Process List at, with final certification expected in the coming months.



This milestone strengthens SEALSQ's position in delivering secure hardware for critical applications. The VaultIC 408 is a tamper-resistant secure microcontroller designed for IoT, Smart Grid and connected devices. It provides hardware-based encryption, authentication, and key management, optimized for low-power designs in smart homes, industrial automation, healthcare, automotive, and digital identity solutions.

A major achievement in H1 2025 was securing a multi-year, multi-million-dollar agreement to supply the VaultIC 408 for millions of smart meters in the UK's Smart Metering Implementation Programme (SMIP), targeting over 26 million homes and businesses. This contract, in collaboration with stakeholders like the Data Communications Company (DCC), Landis+Gyr, Calisen, Toshiba, and Vodafone, is expected to protect 24 million smart metering devices over the next decade.

The NIST FIPS 140-3 Security Level 3 compliance positions the VaultIC 408 for regulated sectors like energy, healthcare, and defense. The IoT market is projected to reach $1.1 trillion by 2030, with the Smart Grid market growing at a 20.8% CAGR through 2032.[1]



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[1] Cognitive Market Research, "Global IoT and Smart Grid Market Reports," 2024







MS6003 for FIDO

In H1 2025, SEALSQ launched the MS6003 Secure Element, a Common Criteria EAL5+-certified chip preloaded with a FIDO2 authentication application, enabling phishing-resistant, passwordless authentication. Deployed initially for enterprise and IoT device manufacturers, the MS6003 supports secure logon dongles, USB-C tokens, and embedded modules, addressing applications in PC OEMs, smart locks, automotive IoT, and consumer devices.



The MS6003 simplifies compliance with global security standards, reduces time-to-market, and offers secure provisioning and over-the-air updates through SEALSQ's Public Key Infrastructure services. Initial deployments in H1 2025 have strengthened SEALSQ's position in the growing passwordless authentication market, aligning with industry shifts toward zero-trust security models.

The global FIDO authentication market, valued at $2.16 billion in 2025, is projected to reach $15.32 billion by 2035, with an 18.3% CAGR.[1] Revenue from the potential sales of MS6003 is included in SEALSQ's $170 million pipeline of revenue opportunities (as of September 8, 2025) including both current and prospective clients for the period 2026 to 2028.

Factory Provisioning with INeS BOX

Designed for OEMs, ODMs, and EMS providers in sectors such as EV charging, medical IoT, and smart homes, the INeS Box uses a FIPS 140-3 certified Hardware Security Module to provide secure key management and authentication. Initial deployments have reduced manufacturing times and enhanced device security, strengthening SEALSQ's position in IoT identity management.



The global IoT Identity and Access Management market, valued at $8.3 billion in 2024, is projected to reach $47.2 billion by 2031, with a 25.4% CAGR.[1]

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[1] Allied Market Research, "IoT Identity and Access Management (IAM) Market," 2024





PKI & Root-of-Trust: Integrating Post-Quantum Cryptography

In H1 2025, SEALSQ significantly enhanced its Public Key Infrastructure (PKI) and Root-of-Trust (RoT) solutions by integrating NIST-standardized post-quantum cryptographic (PQC) algorithms, including CRYSTALS-Kyber (FIPS 203) and CRYSTALS-Dilithium (FIPS 204), to address the growing threat of quantum computing to traditional RSA and Elliptic Curve Cryptography (ECC).

The launch of the Quantum Root Certificate Authority, developed in collaboration with the OISTE.ORG Foundation, introduced a quantum-safe PKI platform that issues and manages digital certificates within FIPS 140-3 certified Hardware Security Modules (HSMs), ensuring secure key generation, authentication, and lifecycle management for IoT, financial, defense, and smart city applications.

This PQC-PKI system supports both classical and quantum-resistant algorithms to enable a seamless transition while maintaining interoperability with existing infrastructures. Strategic partnerships with the NIST National Cybersecurity Center of Excellence (NCCoE), D-Link, Hager, and blockchain platforms like Hedera have expanded the adoption of SEALSQ's quantum-ready PKI, reinforcing its role in securing smart home, industrial and decentralized systems.

The urgent need to transition to PQC stems from the imminent risk quantum computers pose to current cryptographic standards. Algorithms like RSA and ECC rely on mathematical problems (e.g., integer factorization and discrete logarithms) that quantum computers could solve exponentially faster using Shor's algorithm, potentially decrypting data collected today in "harvest now, decrypt later" attacks. NIST estimates that a cryptographically relevant quantum computer could emerge within the next decade, necessitating proactive adoption of PQC to protect long- lifecycle systems like IoT devices and critical infrastructure[1].

The global PQC market is projected to grow from $172 million in 2024 to $2.09 billion by 2030, with a 50.8% CAGR, driven by regulatory mandates and increasing quantum computing advancements[1].

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[1] MarketsandMarkets, "Post-Quantum Cryptography Market," 2024





4.1.3. <u>Sales & Marketing</u>

Sales Overview

SEALSQ remains fully aligned with its 2025 budget and sales plan. Current performance and the confirmed sales pipeline indicate that SEALSQ is on track to achieve a year-end revenue increase between 59% and 82% over the prior year.

This growth is driven by:

- Higher demand for PKI services, secure hardware solutions (TPMs, secure elements), and custom ASIC activities.

- New strategic customer wins in key verticals such as smart energy and IoT security.

- The consolidation of IC'ALPS' ASIC business revenue since completion of the acquisition in August 2025.

In parallel, SEALSQ is accelerating its global expansion by signing new partnerships with distributors and opening a sales office in India.

Strong growth on the PKI business

In H1 2025, SEALSQ continued to strengthen its leadership in IoT security and digital trust through its advanced PKI solutions, with a strong focus on the MATTER protocol for smart homes and connected devices.

Over the last two quarters, SEALSQ has secured major contracts with prestigious smart home industry leaders, such as Hager and Delta Dore, validating the robustness of our PKI solutions and their alignment with global security standards.

This momentum demonstrates SEALSQ's ability to deliver scalable, standards-compliant cryptographic services that are essential for the rapidly growing smart home, industrial IoT, and connected device ecosystems.





SEALSQ has also strengthened its strategic collaboration with Landis+Gyr (L+G), a major device manufacturer for the smart energy industry, by expanding our PKI (Public Key Infrastructure) footprint within their smart metering ecosystem:

- Increased the share of PKI services provided to L+G, consolidating trust services under SEALSQ for 30 million utility users in Asia.

- Gained market share within L+G's security infrastructure, positioning SEALSQ as a preferred PKI provider for their next-generation devices.

- Supported L+G's digital transformation and regulatory compliance efforts by delivering scalable, standards-aligned cryptographic services.

Strenghtening SEALSQ's growth pipeline with TPM and Secure ASIC projects

SEALSQ is making significant progress in its Quantum Resistant Products strategy:



- We are now working with 82 potential customers (as of end of H1 2025), a substantial increase from 35 potential customers at the end of Q4 2024 – a 134% growth in Post-Quantum Chips prospects (including QVault TPM) within just two quarters.

- We are on track for commercial launch of our first Quantum Resistant product (QS7001) end of Q4 2025, marking a major milestone in SEALSQ's hardware security roadmap.

- First QVault TPM V185 commercial samples including the PQC features will be available March 2026.

- This solid pipeline includes several ongoing commercial negotiations with major OEMs to provide millions of secure ASICs derived from the QS7001 platform for applications in Defense, Access control and IoT. Some of these significant projects are expected to be announced in H2 2025.

Expanding SEALSQ's global footprint

Over the past 6 months, SEALSQ has achieved a significant expansion in its global partner network, strengthening its presence with three new distributors in India (Millennium, DTDS and SM Electronics), one in Taiwan with Jolanyee and two in Europe: Steliau covering France, Spain and Italy and Ozdisan for the Turkish market.





The number of strategic partners will allow us to enhance our market reach, deliver more localized solutions, and support a broader customer base. This expansion is the result of focused efforts on strategic alliances, technology collaborations, and regional partnerships, enabling SEALSQ to secure a stronger competitive position worldwide.

On top of the significant channel expansion, SEALSQ has successfully expanded its global footprint by opening a new office in India, which marks a notable milestone in the Group's growth strategy. This expansion will enable SEALSQ to better address its target customer base in the region tapping into the large Indian OEMs market.

Quantum Days Events

In H1 2025, SEALSQ launched the Quantum Days event series to foster global collaboration on post-quantum cryptography (PQC) and cybersecurity, following successful events in Davos and New York.
The third edition, the Quantum and Space Days, held May 12–13, 2025, at Hotel La Fregate, France, attracted over 200 global experts, industry leaders, and government representatives, reinforcing SEALSQ's leadership in quantum-resilient technologies. The public conference on May 13 featured keynote addresses by Dr. Dava Newman (MIT), Jean-Michel Picod (Google), Vasco Gomes (Eviden, an Atos company), Laurent Guiraud (ColibriTD), and David Nosibor (Red Alert Labs), who discussed quantum computing's impact on cybersecurity, PQC strategies for IoT, and secure satellite communications. Roundtables addressed regulatory frameworks, including the EU Cyber Resilience Act, and industry roadmaps to counter quantum threats.



On May 12, internal strategic meetings with partners and IC'ALPS staff focused on integrating ASIC design expertise to advance post-quantum semiconductor development, aligning with the anticipated IC'ALPS acquisition completion.
SEALSQ will host the next Quantum Day in H2 2025 in Grenoble, France, focusing on post-quantum ASICs to drive innovation in quantum-resistant chip design for IoT, automotive, and defense applications.

Recognitions

ISO9001 & 14001 Quality and Environment Certifications



In H1 2025, SEALSQ renewed its ISO 9001:2015 (Quality Management Systems) and ISO 14001:2015 (Environmental Management Systems) certifications with zero non- conformities for a three-year cycle, as validated by AFNOR.[1] The ISO 9001 renewal affirms SEALSQ's commitment to consistent, high-quality semiconductor and cybersecurity solutions, ensuring compliance with customer and regulatory requirements through robust quality controls.



The ISO 14001 renewal underscores SEALSQ's dedication to sustainable practices, including energy efficiency and waste reduction, aligning with global environmental goals and regulations like the EU's Corporate Sustainability Reporting Directive. [1] These certifications enhance customer trust and operational excellence, supporting SEALSQ's Environmental, Social, and Governance (ESG) strategy. The global cybersecurity market, projected to reach $314.3 billion by 2027 with a 10.9% CAGR, highlights the importance of SEALSQ's reliable, sustainable solutions.[2]

Human Resources

In 2025, SEALSQ executed a strategic recruitment initiative to align talent acquisition with our growth objectives.

SEALSQ strengthened its innovation and technical teams by onboarding three key engineering roles: two Embedded Development Engineers and one Software and Production Solutions Leader.

Additionally, SEALSQ enhanced its internal service capabilities with the addition of an IT Developer and a Quality & Environment Technician. To expand our market presence in India and drive growth in the IP/ASIC and TPM sectors, we appointed a Sales Director based in Bangalore.

Furthermore, to bolster our executive leadership, SEALSQ appointed a Chief Operating Officer (COO) in the United States, a pivotal role to drive operational excellence and support our global expansion. The COO brings extensive experience in operational strategy, process optimization, and cross-functional leadership, with a proven track record of scaling technology-driven organizations in the semiconductor industry.

Finally, to attract and retain top talent, SEALSQ introduced a performance-based stock option retention plan for its employees, implemented across France, Switzerland, the US, Taiwan, and Japan.

Certifications:

     



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[1] ISO, "ISO 9001:2015 - Quality Management Systems" and "ISO 14001:2015 - Environmental Management Systems," 2015
[2] MarketsandMarkets, "Cybersecurity Market," 2024







4.1.5. | Growth Strategy

Compliance with Security Regulations

SEALSQ is strategically positioned to enable device manufacturers to meet stringent IoT security and emerging post-quantum cryptography (PQC) mandates through its robust portfolio of secure elements, Public Key Infrastructure (PKI), and PQC solutions, including the QS7001 platform, MS6003 secure element, VaultIC 408 microcontroller, and INeS Box. These offerings support compliance with global regulations, addressing the growing demand for secure IoT solutions in consumer, industrial, and critical infrastructure sectors.

Key IoT security regulations are driving market demand. The U.S. Cyber Trust Mark, recommends secure identities, encryption, and PKI for certain type of consumer IoT devices like smart cameras and wearables.[1] The EU Cyber Resilience Act (CRA), effective from December 2024 with full enforcement by December 2027, requires security-by-design, secure boot, and five-year post-market support for connected devices.[2] The UK's Product Security and Telecommunications Infrastructure (PSTI) Act, effective from April 2024, enforces secure identities and vulnerability disclosure policies.[3] Singapore's Cybersecurity Labelling Scheme (CLS), enhanced in 2023, aligns with the CSA's Verified Product Security Label requiring PKI and secure communication protocols.[4] SEALSQ's solutions, with integrated PKI and hardware security modules (HSMs), ensure compliance across all these frameworks, enhancing device trust and interoperability.

The urgent transition to PQC is driven by quantum computing threats to traditional RSA and ECC cryptography, which could be broken by quantum algorithms like Shor's, enabling "harvest now, decrypt later" attacks. NIST projects a cryptographically relevant quantum computer by 2035, necessitating proactive PQC adoption for long-lifecycle systems.[5] The U.S. National Security Memorandum (NSM-10, May 2022) mandates federal agencies to adopt NIST-standardized PQC algorithms (e.g., CRYSTALS-Kyber, CRYSTALS-Dilithium) for critical systems by 2035, with interim deadlines for software inventories by 2027 and cryptographic agility by 2030.[6] The EU's 2023 PQC roadmap, backed by ENISA, urges adoption by 2030 for critical infrastructure, aligning perfectly with SEALSQ's Quantum RootCA and Quantum Resistant chips, which integrate NIST FIPS 203 and 204 algorithms.

On the TPM side, the TCG roadmap is planning to include quantum-resistant features in future versions of the TPM standard. This is particularly relevant as SEALSQ's QVault TPM post-quantum features can be activated anytime on the field through a simple firmware update, making it potentially the first quantum-resistant TPM on the market.

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[1] Federal Communications Commission, "Cyber Trust Mark Program," 2023
[2] European Commission, "Cyber Resilience Act," 2022
[3] UK Government, "Product Security and Telecommunications Infrastructure Act," 2022
[4] Infocomm Media Development Authority, "Cybersecurity Labelling Scheme," 2023
[5] National Institute of Standards and Technology, "Post-Quantum Cryptography FAQs," 2024
[6] White House, "National Security Memorardum on Promoting United States Leadership in Quantum Computing (NSM-10)," May 4, 2022





TPM Market

The Trusted Platform Module (TPM) standard, initially developed for PC hard drive encryption and secure boot password storage, became mandatory for Windows 11, boosting its adoption in PCs for chip-to-cloud security.[1]

In 2024, the global TPM market reached $2.59 billion, with 600 million units shipped, up from 550 million in 2023, driven by demand in PCs, IoT, and automotive sectors.[2][3] The market is expected to grow to $10.24 billion by 2034, with a 14.75% CAGR from 2025 to 2034.[2]

Demand for TPMs is led by Industrial IoT, connected cars and data encryption. In 2023, automotive applications held 22% of the market (11.1% CAGR through 2030), while banking and financial services held 26% (10.7% CAGR). Regulations like the EU Cyber Resilience Act (2024) and DORA (2025) further drive adoption.[4][5]

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[1] Microsoft, "Windows 11 Specs and System Requirements," June 2021
[2] Zion Market Research, "Trusted Platform Module (TPM) Market," 2025
[3] Eurosmart Association, "Secure Elements Global Market Estimates," December 2022
[4] Market Trends Analysis, "Trusted Platform Module (TPM) Market," 2024
[5] Splunk, "Top IT Trends to Watch in 2025," 2025





ASICS Activity
IC'ALPS integration bolsters SEALSQ secure ASICs capabilities

Application-Specific Integrated Circuits (ASICs) are specialized integrated circuits designed to perform specific functions or tasks within a particular application domain. They offer advantages such as higher performance, lower power consumption, and reduced size and cost compared to alternatives like field-programmable gate arrays (FPGAs) or general-purpose microcontrollers.

With the acquisition of IC'ALPS SAS, a premier French ASIC design and supply specialist, initiated in H1 2025 and completed in Q3 2025, SEALSQ has significantly enhanced its capabilities in developing custom quantum-resistant chips. The acquisition, approved by the French Ministry of Economy, integrates IC'ALPS' expertise in ASIC design for medical, automotive, and IoT applications with SEALSQ's post-quantum security IP, including the QS7001 quantum-resistant hardware platform. This strategic move has added approximately 100 highly skilled engineers from IC'ALPS' design centers in Grenoble and Toulouse, France, bolstering SEALSQ's ability to deliver tailored, secure ASICs for critical industries.

SEALSQ has intensified discussions with leading electronics manufacturers to leverage the QS7001's advanced RISC-V-based, CC EAL5+-certified architecture, which supports NIST-standardized post-quantum cryptographic algorithms like CRYSTALS-Kyber and CRYSTALS-Dilithium. This expansion into the post-quantum ASIC segment, accelerated by IC'ALPS' design expertise, contributes significantly to SEALSQ's $170 million pipeline of revenue opportunities (as of September 8, 2025) including both current and prospective clients for the period 2026 to 2028.

In terms of revenue, ASIC development contracts typically include customer payments for non-recurring engineering (NRE) expenses offsetting development costs. The acquisition of IC'ALPS is expected to contribute to SEALSQ's projected revenue growth of between 59% and 82% for fiscal 2025, with consolidated revenues of $17,5 to $20 million, driven by commercial projects and the integration of IC'ALPS' revenues as of August 2025.

Industrially, the acquisition strengthens SEALSQ's Semiconductor Design and Personalization Center initiatives, with IC'ALPS' IATF16949-ready design methodologies and functional safety expertise (ISO 26262) enhancing ASIC development for automotive applications requiring high Automotive Safety Integrity Levels (ASILs). SEALSQ is in advanced negotiations with several major technology players for multi-year, multimillion-dollar ASIC projects, expected to be finalized before the end of 2025, further leveraging the combined expertise of SEALSQ and IC'ALPS.





The global ASIC market continues to grow steadily, driven by technological advancements and increasing demand for customized solutions across various industries:

- Market Size: The global ASIC market was valued at $21.53 billion in 2024 and is projected to reach $36.80 billion by 2032, with a CAGR of 6.9%[1].

- Application Areas: ASICs are integral to telecommunications, automotive, consumer electronics, industrial automation, and healthcare, with growing adoption in AI, IoT, and 5G networks.

- Technology Trends: Advancements in sub-7nm process nodes, 3D packaging and chiplet architectures enable higher integration, improved performance, and lower power consumption, which are critical for AI, edge computing, and 6G applications.

- Emerging Markets: Demand is surging for low-power ASICs in IoT, sensor networks and smart embedded systems, as well as for ASICs in advanced driver-assistance systems (ADAS), autonomous vehicles, and electric vehicles (EVs).

- Security Concerns: ASIC vendors are embedding hardware-based security features. such as quantum-resistant encryption and authentication. to counter cybersecurity threats in IoT, cloud computing, and blockchain platforms.

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[1] Fortune Business Insights, "Application Specific Integrated Circuit (ASIC) Market Size, Share & Industry Analysis" August 25 2025





Design & Personalization Center

Addressing Global Challenges

The 2020-2022 semiconductor crisis exposed Europe's critical dependency on Asian supply chains, exacerbated by geopolitical uncertainties affecting trade with major production hubs. This shortfall disrupted industries across the board, prompting Europe to support some European countries with the EU Chips Act to launch semiconductor initiatives, exemplified by Spain's Strategic Project for Economic Recovery and Transformation of Microelectronics and Semiconductors (PERTE Chip), which aim to mobilize a total of €43 billion by 2030 to restore Europe's semiconductor sovereignty.

Concurrently, the rise of cybercrime in our hyper-connected world has driven Europe (EU Cyber Resilience Act) and the US (Cyber Trust Mark) to implement standardization and labeling for connected systems to protect consumers and supply chains.

The Quantix Edge Security Joint Venture, co-founded by SEALSQ, SETT, WISeKey and Odins in Murcia, Spain, addresses two critical challenges:

Restoring Europe's sovereignty in the semiconductor supply chain by reducing reliance on non-European suppliers.

Enhancing silicon-level cybersecurity to combat emerging threats, particularly through quantum-resistant technologies.

In a competitive global semiconductor market with established hubs in Asia, North America, and Europe, Quantix Edge Security aims to distinguish itself through innovation, quality, and tailored solutions. By specializing in quantum-resistant semiconductors, the Murcia center seeks to gain a competitive edge, capitalizing on opportunities in European and Latin American markets to drive innovation and economic growth.





Project Overview

Announced in the first half of 2025, Quantix Edge Security is a flagship public-private joint venture in Murcia, Spain, backed by a €40 million investment. The Spanish government, through the Ministry for Digital Transformation and Public Administration, is expected to contribute €19.6 million via the PERTE Chip initiative and additional funding is expected from SEALSQ, WISeKey, Murcia-based companies OdinS and TProtege, and the Spanish Society for Technological Transformation (SETT). This aligns with Spain's goal to invest €12.25 billion by 2027 to bolster its microelectronics and semiconductor capabilities, positioning Murcia as a global hub for secure microchip development.

The project plans to establish a Cybersecurity and Semiconductor Customization Center in Murcia, integrating key components of the semiconductor value chain:

Design Center in Murcia: Focused on designing, validating, and marketing microcontrollers for applications in industries such as automotive, IoT, smart cities, healthcare, and IT infrastructure. It leverages SEALSQ's hardware platforms, built on secure RISC-V processor cores, enriched with its proprietary Intellectual Properties (IPs).

Sub-Certification Authority (Sub CA): Operating under WISeKey's Root CA to manage secure digital identities.

Wafer Test and Personalization Center: Responsible for R&D, marketing, and sales, including:

a. Development of IoT and automotive-grade Application-Specific Integrated Circuits (ASICs) for European and Latin American markets.

b. Wafer and final product testing.

c. Provisioning of digital identities and quantum-resistant cryptographic keys, ensuring compliance with standards like the EU Cyber Resilience Act and ETSI EN 303 645.

The center will produce quantum-resistant microcontrollers and ASICs, integrating NIST-standard post-quantum algorithms (e.g., Kyber, Dilithium, Falcon), and support secure, MATTER-compliant solutions for industries such as automotive, aerospace, and defense. Collaborations with the University of Murcia and regional research centers will enhance innovation, while partnerships with SEALSQ and WISeKey provide global expertise in cybersecurity, digital identity, and post-quantum technology. OdinS and TProtege contribute IoT innovation and regional presence, strengthening applications in smart embedded systems and 5G/6G networks.



Strategic Impact and Global Context



Quantix Edge Security is projected to create a total of up to 40 jobs in its first two years of operations, 70 by the third, and up to 250 by the eighth year, attracting high-value talent and fostering economic diversification. As part of the Quantum Corridor, a transnational innovation network connecting Spain, France, Switzerland and the US, the Murcia center is Spain's first R&D and industrialization hub for quantum-ready semiconductors. This initiative supports Spain's digital transformation and technological sovereignty, enhancing its competitiveness in the global digital economy. Beyond Murcia, SEALSQ is negotiating similar projects with public and private investors in India, Saudi Arabia and the United States (Arizona), expanding its global footprint in post-quantum semiconductor development. By combining cutting-edge technology, strategic partnerships, and a focus on market needs, Quantix Edge Security positions Murcia as a key player in the global semiconductor industry, driving innovation and economic growth while reinforcing Europe's resilience against supply chain and cybersecurity challenges.

Investment in WISeSat.Space



SEALSQ plans to advance its quantum-resistant connectivity strategy through a $10 million investment in WISeSat.Space AG to accelerate the deployment of a secure, quantum-ready satellite constellation. In January 2025, the WISeSat 2.0 satellite, launched via SpaceX, became fully operational, integrating SEALSQ's Quantum RootKey technology to secure IoT transactions and data communications against cyberattacks, including quantum threats. This satellite supports global firmware updates and quantum-safe key distribution, enabling secure connectivity for IoT devices in smart cities, automotive and industrial applications.

A subsequent launch in June 2025, also via SpaceX, demonstrated secure IoT transactions from orbit, reinforced SEALSQ's role in satellite-based cybersecurity. WISeSat.Space plans to expand the constellation to 100 quantum-resistant satellites by 2027, aligning with the growing satellite IoT market, projected to reach $4.2 billion by 2030 with a 20.4% CAGR.[1] SEALSQ's expected investment positions it to meet the rising demand for secure, scalable satellite communications in a quantum-threatened world.

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[1] Allied Market Research, "IoT Identity and Access Management (IAM) Market," 2024





Quantum Lab initiative and ColibriTD first investment

In H1 2025, SEALSQ advanced its Quantum Lab, launched in December 2024 as a dedicated research and development hub to pioneer post-quantum cryptography (PQC) and quantum-enhanced technologies for secure semiconductors and IoT solutions. The Quantum Lab focuses on integrating NIST-standardized PQC algorithms, such as CRYSTALS-Kyber and CRYSTALS-Dilithium, into secure microcontrollers, Public Key Infrastructure (PKI) systems, and Trusted Platform Modules (TPMs), while exploring quantum computing applications like random number generation and cryptographic attack simulation.

To accelerate these efforts, SEALSQ approved a budget of $30 million in H1 to invest in Technology and Quantum companies. The first initiative under this budget was a participation into ColibriTD, a Quantum-as-a-Service (QaaS) provider, announced in February 2025, aiming at leveraging ColibriTD's cloud-based quantum computing platform to enhance SEALSQ's Quantum Roadmap. Several additional investments in quantum startups and research initiatives are in the pipeline, targeting advancements in quantum-resistant chip design and cryptographic agility for IoT, automotive, and defense applications.

A key collaboration with ColibriTD and Xdigit, announced in June 2025, established a six-month R&D roadmap to develop a quantum-based solution to improve semiconductor wafer yields at sub-7nm nodes. This project addresses IR Drop challenges, which cause power integrity issues, aiming to increase yields from 50% to 80% by using quantum algorithms to optimize chip design and manufacturing processes. The initiative also enhances resistance to side-channel attacks, strengthening the security of SEALSQ's quantum-resistant microcontrollers, such as the QS7001 and MS6003. By combining ColibriTD's QaaS capabilities for quantum simulation and Xdigit's expertise in IR Drop modeling, the project seeks to reduce per-chip costs by up to 50% while advancing SEALSQ's leadership in secure, high-performance semiconductor solutions.

Other investments under this $30 million budget include the IC'ALPS acquisition, the WISeSat.Space investment and the Quantix Edge Security Joint Venture .

The Quantum Lab's efforts, supported by SEALSQ's investment policy and strategic partnerships, position SEALSQ to drive innovation in quantum-safe technologies, addressing the urgent need for robust cybersecurity in a quantum- threatened world.



4.2. WISESAT.SPACE, OUR SECURE SATELLITE-BASED IOT COMMUNICATION VERTICAL

Picosatellites and low-power sensors provide the first cost effective and secure IoT connectivity solution for anywhere on Earth.



4.2.1. Background and vision

Champions the cause of secure IoT communication via space-based networks, safeguarding the sanctity and privacy of the data transmitted

The trailblazing space arm of WISeKey, WISeSat.Space AG ("WISeSat") is at the forefront of creating ultra-secure picosatellite solutions in collaboration with its partner FOSSA Systems ("FOSSA"). It secures IoT communication via space-based networks, harnessing the latest cryptographic innovations to guarantee safe and instantaneous data exchanges across diverse sectors, safeguarding the sanctity and privacy of the data transmitted.

WISeKey strategically invested in FOSSA in 2021 to integrate its picosatellite technology into the WISeKey IoT Connect & Trust model. Because of this forethought, **WISeKey can now offer WISeSat products and services to all its IoT clients in a SaaS model, as it works to build a joint constellation of 100 low-orbit satellites with FOSSA and other providers by the end of 2027.**

This will allow both remote and redundant urban IoT communications for companies seeking to securely connect their assets via satellite communication by covering large and unserved geographic areas such as maritime, deserts, mountains, etc., at affordable prices. The vision is to drive mass adoption of satellite-enabled IoT through secure interoperable and standardized connectivity using LPWAN technologies such as LoRa or NB-IoT.

WISeKey Trust and Security solutions offer unique integration into an end-to-end platform that communicates in real-time with WISeSat satellites by ensuring the authenticity, confidentiality, and integrity of the devices, objects, data and transactions.





WISeKey's INeS platform uses state-of-the-art cryptographic algorithms to meet the highest standards for issuing, managing, and validating digital credentials for IoT devices, which can now be connected with WISeSat Satellites as well. This platform is scalable to support environments for hundreds of millions of devices and sensors equipped with WISeKey semiconductors, which would enable them to remotely collect data from the field and transmit it to the backend.

Additionally, INeS features Entity Management (any custom attributes such as identities, group, type, role, and life cycle), Message Security Policy Management, and Business Rules Management. Interfacing via the cloud and connecting devices and applications, INeS is capable of remotely identifying credentials and controlling activation, deactivation, revocation, renewal, and secure provisioning.

WISeSat PocketQube satellites now enable all IoT sectors to connect at planetary scale.



Secure micro-controller
Secure micro-controller
Secure micro-controller
Secure end-to-end Encryption / IoT communication
1 The distributed sensors collect and encrypt the data with a secret key that only the client knows.
2 This encrypted data is sent to the satellite, where it is received and routed automatically to the ground station.
3 The ground station receives the encrypted data, and sends it to the network server.
4 The network server can decrypt the content and show the data for analysis.



4.2.2.

Industries and use cases

Utilities: Energy & Water Distribution



25 to 50% of all distributed water globally is lost due to leakages, deteriorating infrastructure, incorrect water pressure management, or illegal abstraction.[1] This causes additional operating costs as well as having negative social and ecological impacts.

Water and energy are very scarce commodities, so it is imperative to control and monitor all the infrastructure correctly. However, a large part of the distribution chain is not very accessible to data since it is in areas with no terrestrial connectivity. For this reason, sensitizing pipes can allow for automated processes and avoidance of losses.



Use Case: Utilities

Water or energy distribution chains can be monitored via WISeSat IoT nodes and satellite connectivity obtaining information on the pipes, even in isolated areas. This allows for control of the state of the infrastructure, improved water distribution efficiency, reduction of water losses and resource optimization.

Oil and Gas: Pipeline Management



There are currently over 2 million kilometers of pipeline around the planet.[2] Much of that is in areas inaccessible to the workforce, so maintenance and monitoring involve significant investments for energy companies. Besides significant product loss, pipeline leakages can cause irreversible impacts on the environment and wildlife while threatening workers and public safety. According to a 2018 research, liquid pipeline accidents cost $326 million annually in the US alone. Among this, $140 million is attributed to environmental and remediation costs.

The operational, safety, and sustainability benefits of IoT pipeline monitoring significantly outweigh the cost and will bolster a competitive edge in the oil & gas market.

*

---

[1] "Reducing urban water losses", State of Green, August 1, 2022.
[2] Heliyon - "Statistical analysis of environmental consequences of hazardous liquid pipeline accidents," 2018







Use Case: Oil & Gas

In some metallic structures, such as oil and gas pipelines, cathodic protection by inducing a forced current is used as a galvanic corrosion control mechanism. In many cases, operators are sent to manually measure the voltage at the protection points monthly to control the correct operation of the pipeline. However, WISeSat's IoT techniques allow the deployment of devices along the pipelines, making it possible to access information and status daily. This helps avoid galvanic corrosion, anticipating damage and losses that would be potentially harmful to the environment.

Smart Farming



The integration of IoT technology in livestock and agriculture sectors presents numerous advantages. In livestock management, IoT devices bolster monitoring capabilities, enabling better health management by tracking vital signs, travel distances, and reproductive cycles. Similarly, in agriculture, IoT solutions facilitate smart farming practices, optimizing crop yields and reducing environmental impact.





Use Case: Smart Farming

Precision agriculture, made possible by WISeSat's IoT and satellite technology, enables detailed crop monitoring and efficient irrigation systems, further enhancing sustainability efforts. With IoT connectivity, farmers can access real-time data to make informed decisions tailored to their specific needs. Implementation of smarter management decisions, such as precision pest control and detailed analysis, contributes to enhanced farming efficiency.





Defense: IoBT

Modern military and defense deployments involve a wide range of assets, typically in delocalized and remote situations.

The capacity to locate and understand the state of critical military assets translates into a strategic advantage regarding what decisions are made.

Large assets such as ships and armored vehicles have long been monitored via satellite communication ("SATCOM"); however, this has left out a range of other cost-sensitive applications such as monitoring personnel, light vehicles, shipments or even weapons.

Additionally, disposable sensors can be left behind to monitor areas with sound, vibration and motion detectors. Personnel monitorization would allow real-time evolution of warfare and movements, without the need for base stations or on-site tactical communication bubbles.



Use Case: IoBT

Nodes
Vehicles: status, position, speed
Humans: Vital signs, location, weapon status
What can we measure?
Asset Location, Speed and Altitude
Asset Temperature, Humidity
Asset Vital Signs (Heartbeat, Temperature)
Presence Detection (Disposable Sensors)
Vehicle Status
Weapon Status
Impact
A greater understanding on the deployed assets can greatly improve the decisions taken

A dedicated constellation providing strategic and independent access to space communications at an accessible cost. A disposable audio sensor is placed in strategic locations as a unit advances; these sensors have an independent communications link via satellite, allowing monitorization anywhere and delivering strategic information on possible enemies. WISeSat technology therefore allows for constant monitoring of a potential supply chain, fleet management, etc.





Defense: Distributed SIGINT & Jamming

Using advanced hardware aboard multiple satellites, WISeSat can locate electronic devices emitting signals by analyzing radio frequencies captured from space. This capability has critical applications in defense and search & rescue operations, such as tracking ships or vehicles in remote areas. WISeSat is continually expanding the range of signal types it can detect and improving the precision of its location capabilities.

Additionally, WISeSat is integrating high-precision clocks into its satellites, enabling more reliable positioning services than standard GNSS (GPS) systems. While GNSS is widely used, recent conflicts have revealed its vulnerability to jamming and spoofing, leading to inaccurate or false location data. WISeSat's lower-altitude satellites provide more robust and secure signal transmissions, reducing susceptibility to these disruptions.



Use Case: Satellites

Identify suspicious radio signals emitted by a group of vehicles in remote locations, such as seas, deserts, borders, etc.

Defense: 5G Communications



Independent communications systems for voice and data are strategic to operations in remote areas and outside national territory. Oftentimes, remote units need to rely on expensive and bulky SATCOM communications systems or the deployment of dedicated tactical bubbles from a mobile operation center.

It is crucial for countries to have dedicated military communications on a worldwide scale, and existing dedicated solutions are inaccessible.



4.3 SEALCOIN, OUR TRANSACTIONAL IOT (T-IOT) AND MACHINE-TO-MACHINE (M2M) COMMUNICATION VERTICAL

A Revolution in Transactional Machines – Innovation tailored for the Internet of Things (IoT) and Machine-to-Machine (M2M) ecosystem

4.3.1 Overview

> SEALCOIN offers the access to a decentralized infrastructure that enables devices to negotiate, execute and settle transactions independently, without the need for human intervention



SEALCOIN introduces a revolutionary services platform designed to empower devices within the Internet of Things (IoT) ecosystem and autonomous AI Agents to autonomously transact and coordinate service-for-payment exchanges. At the heart of this ecosystem lies its dedicated utility token, SEALCOIN, which serves as the primary medium for facilitating transactions and interactions among devices and participants.

The SEALCOIN platform addresses the increasing demand for secure, automated value exchange in a world where machines and AI agents operate as independent economic actors. As devices become more interconnected and capable of autonomous decision-making, SEALCOIN provides the decentralized infrastructure they need to authenticate, coordinate, and transact with minimal human oversight.

Key features of the SEALCOIN platform include:

- **Autonomous Transaction Facilitation**: SEALCOIN empowers IoT devices and AI Agents to initiate and complete transactions autonomously, streamlining the process of service provision and payment settlement.

- **Smart Contract Integration:** Through the utilization of smart contracts, SEALCOIN ensures the secure and transparent execution of agreements between parties, enhancing trust and reducing transactional friction.

- **Enhanced Security and Privacy:** SEALCOIN leverages blockchain technology to provide robust security measures and safeguard sensitive data in the digital realm, ensuring the integrity and confidentiality of transactions within the ecosystem, secured physically through the Secure Element of a device.



- **Scalability and Interoperability**: With a focus on scalability and interoperability, SEALCOIN aims to support a diverse range of IoT devices and services, facilitating seamless integration and interaction across various platforms and protocols.

- **Global Accessibility:** SEALCOIN's utility token serves as a universal medium of exchange within the platform, enabling seamless transactions and interactions among AI Agents and IoT devices and participants worldwide.

In summary, **SEALCOIN has the potential to be a groundbreaking solution that harnesses the power of blockchain technology to revolutionize transactions within the IoT ecosystem**. By enabling machines to transact autonomously and organize service-for-payment exchanges, SEALCOIN paves the way for a more efficient, secure, and interconnected future for QAIT stakeholders.

4.3.2. Introduction

Background



SEALCOIN is a pioneering entity poised to revolutionize decentralized services. Backed by over 25 years of industry-leading experience in developing secure semiconductor chips, embedded firmware, and trusted hardware provisioning services, SEALCOIN is establishing itself as a trusted partner in safeguarding digital assets.

Through the seamless integration of Decentralized Ledger Technology (DLT) components, SEALCOIN bridges the gap between physical secure infrastructure and the digital integrity of DLT. This fusion crystalized around cryptographic structures not only ensures the highest level of security and reliability but also paves the way for a safer and more connected world.

By prioritizing security, transparency, and trust, SEALCOIN is leading the charge towards a future where decentralized services redefine the boundaries of innovation and connectivity. Together, we embark on a transformative path towards a future where the physical and digital worlds converge seamlessly, ushering in an era of unparalleled connectivity and safety.

Core Functionalities

SEALCOIN enables autonomous AI-to-AI, Device-to-Device and Agent-to-Device transactions, secured by embedded secure elements, elliptic curve cryptography (ECC), and blockchain integration.





In generic terms, SEALCOIN uses the technology inside a semiconductor's device to validate and verify a transaction. The Secure Element embedded in the device protects the private key and the certificate representing the device's unique identity. The key is using the same elliptic curve cryptography (ECC) used on a Decentralized Ledger Technology (DLT) and therefore the device can simultaneously authenticate and sign a transaction the chain.

The architecture can be described as follows:



- ✓ **Secure Identity**: Devices are provisioned with a digital certificate protected in a tamper-resistant secure element.
- ✓ **On-chain Authorization:** Devices sign transactions directly with private keys, verifying identity and data integrity.
- ✓ **Ledger Transparency:** Transactions are immutably stored on a Decentralized Ledger Technology (DLT) network.
- ✓ **Smart Contracts:** Pre-defined, self-executing agreements orchestrate interactions across the ecosystem.







This architecture enables M2M deployments that eliminate intermediaries in automated service exchanges, providing transparency, scalability, and cryptographic security.

SEALCOIN Platform integrating WISEKEY's assets for Machine-to-Machine transactions :



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4.3.3



SEALCOIN Token

The QAIT token remains central to the SEALCOIN platform, underpinning both its economic and security infrastructures. Over the period, the Proof-of-Security (PoSy) framework has continued to structure the token's dual role as a governance and operational asset, enabling both secure device onboarding and transactional settlement within the ecosystem.

Core Utility Functions

QAIT tokens function as digital access credentials for the SEALCOIN platform. They are locked into smart contract-governed pools to enable:

 Secure onboarding and authentication of IoT devices and AI Agents;

 Prevalidation of devices to ensure compliance with minimum security standards;

 Allocation of access slots for devices based on the quantity of tokens locked.

The locking mechanism ensures alignment between network trust, device identity, and token commitment. Higher lock ratios (number of tokens / number of devices in a given pool) correlate with higher capacity and trust within the network.

Decentralized Payment Instrument

QAIT tokens serve as a medium of exchange for:

 AI-to-AI, Device-to-Device and Agent-to-Device transactions between platform users;

 Payments to access platform-level services (e.g., energy analytics, predictive services);

 Settlement of fees within PoSy pools, with embedded smart contract-based routing.

Each transaction contributes a portion of the transferred value to the PoSy pool that originally validated and secured the device, creating a self-sustaining economic incentive structure.





Pool-Based Incentive Distribution

Participants locking tokens in PoSy pools are rewarded based on:

 The number of active devices under their pool;

 The volume and frequency of transactions;

 Contribution to ongoing security and reliability enforcement.

Rewards are paid out from a network-level Security Reward Pool and are subject to periodic distribution schedules. Pools with better performance metrics and higher locked volumes are granted increased operational privileges.

Governance Participation

Governance rights are proportional to the amount of QAIT locked, reinforcing long-term alignment and responsible participation. Token holders may propose and vote on key ecosystem updates, validator criteria, and economic parameters.

Compliance and Risk Mitigation

Malicious or inactive devices trigger penalties, including slashing of locked tokens. This economic deterrent mechanism ensures ongoing compliance, discourages fraudulent behavior, and reinforces trust in decentralized onboarding.



4.3.4

H1 2025 Strategic Developments

SEALCOIN Beta Launch - Davos, January 2025

The platform's beta release was unveiled at the World Economic Forum in Davos, granting partners early access to decentralized features like device onboarding, transaction execution, and service orchestration.

Introduction of the Proof of Security (PoSy) Framework

SEALCOIN launched the PoSy framework in April 2025, introducing:



 Secure, scalable onboarding of devices via cryptographic identity.

 Governance flexibility, allowing creation or participation in secure device pools.

 Interoperability and privacy-by-design, supporting cross-platform t-IoT networks.

PoSy ensures trustworthy infrastructure for both private and public device clusters.

FINMA Whitepaper Re-Submission & Classification

Following the PoSy release, SEALCOIN's whitepaper was resubmitted to FINMA. The Swiss regulator confirmed the token's classification as hybrid—serving both utility and payment roles—solidifying its compliance and functionality in the SEALCOIN ecosystem.





Ecosystem Expansion: Marketplaces, Fleets, and Pools

SEALCOIN added infrastructure layers that enable:

 **Marketplaces**: Decentralized platforms where devices and users can discover and exchange services.

 **Fleets**: Device collectives operating under shared logic or business intent.

 **Pools**: Modular security domains with shared economic and governance policies.

These support modular and scalable deployments in industrial, mobility, and smart city use cases.

Satellite PoC with WISeSat

A PoC executed with WISeSat and FOSSA enabled:

 **Secure M2M communication via low Earth orbit (LEO) satellites** using the WISeSat constellation.

 **Signed IoT transactions from off-grid devices**, secured via SEALSQ chips and relayed through satellite.

 **Blockchain settlement via Hedera**, enabling the first satellite-enabled microtransaction using SEALCOIN.

Rebranding: From TIOT to QAIT

Reflecting expanded ambition, the SEALCOIN token was rebranded from TIOT to QAIT:

 **Q**: Quantum-grade security

 **AI**: Artificial Intelligence integration

 **T**: Transactional settlement

QAIT embodies the new transactional paradigm where autonomous agents, sensors, and AI engines exchange value, insight, and compute.





Independent Security Audit

An external security expert conducted a full infrastructure audit in Q1 2025. The results:

 No critical vulnerabilities

 Robust session management, authentication, and transaction integrity confirmed

 Areas for header hardening and DoS mitigation identified for optimization

Production Readiness & Token Launch

With architecture stabilized, governance validated, and infrastructure tested, SEALCOIN is now ready for production. The official QAIT token issuance is scheduled in Q4 of 2025.

LOOKING AHEAD

As SEALCOIN transitions to production, strategic focus areas include:

 Enterprise adoption across energy, automotive, and telecom sectors

 Integration with AI and compute providers for real-time bidding and orchestration

 Continued regulatory collaboration and sandbox pilots

 Expansion of node infrastructure and global fleet activation

CONCLUSION

SEALCOIN is now equipped with the technological, regulatory, and operational foundations to lead the evolution of decentralized autonomous economies. With the QAIT token, PoSy framework, and secure device infrastructure in place, the platform is ready to activate the next frontier of machine intelligence, where trust, autonomy, and cryptographic certainty define a new economic model.



4.4   WISEID, OUR TRUST SERVICES AND DIGITAL IDENTITY VERTICAL

A fully-fledged digital asset marketplace leveraging NFT-technology, designed to connect major players in the arts industry.



4.4.1   Overview - WISeID Our Trust Services Vertical

Our Trust Services Vertical is comprised of a full range of managed cloud services to enable trusted and verified digital identities for people, applications and objects.

4.4.2   Milestones for the first Half of 2025

Optimization of the "Unified Trust Center"

WISeKey keeps evolving and improving its High Security Trust Center, which serves as the foundation to deliver trust services both internally: serving the needs of SEALSQ (PKI for IoT) and other initiatives of WISeKey SA, and externally: serving global customers. This Unified Trust Center brings greater advantages to the Group, such as cost reduction and unified high-security practices.

Expansion of the Managed PKI customer base

WISeKey has significantly expanded its business related to Transport Layer Security (TLS, a widely adopted security protocol designed to facilitate privacy and data security for communications over the internet) and Personal Digital Certificates, with higher footprint in regions such as APAC, thanks to key channel agreement.

Improvement of the WISeID platform for personal digital identity

WISeID is now recognized as a fully-fledged solution for personal identity, which has been adopted by the Government of Seychelles as its National ID platform. WISeID has been enriched with new features such as Document Signing, and is evolving to add Web 3.0 capabilities, such as Distributed Identity.



4.4.3 <u>Use Cases</u>



SeyID: National ID for Seychelles

During 2024 WISeKey successfully expanded the capabilities of SeyID, including the introduction of a "Document Wallet" feature, which allows Seychellois citizens to receive official documents issued by the Government, such as birth certificates or vaccination proofs, in digital format, from the "SeyID App", eliminating the need to carry the physical documents in their daily activities.

TLS Business: CertifyID TLS Manager

WISeKey has significantly expanded its business related to Transport Layer Security (TLS, a widely adopted security protocol designed to facilitate privacy and data security for communications over the internet) and Personal Digital Certificates, with higher footprint in regions such as APAC, thanks to key channel agreement.

Improvement of the WISeID platform for personal digital identity

During 2024 WISeKey enhanced its capabilities thus becoming an incumbent player in the business around TLS (SSL) certificates. A new platform allows the delivery of B2B services, such as "Managed PKI" services, attending the needs of both large consumers and resellers.





4.5 WISE.ART, OUR SECURE FINE ART AND LUXURY MARKETPLACE



A fully-fledged digital asset marketplace leveraging NFT-technology, designed to connect major players in the arts industry.

4.5.1 Overview

In the first half of 2025, WISe.ART migrated to a new more user-friendly V3 Web 3.0 platform, enhanced with several new features for both artists and collectors, the most important one being that we are now smart phone friendly (i.e., users can create profiles, connect their wallet, upload and acquire NFTs with their phones). This latest state-of-the-art version is expected to grow its community of international artists and collectors further, starting from over 3,000 works and a total art value estimated at close to $35 million. As the first platform to offer phygital packages since inception as well as being active in fundraising for worthy global causes, we believe to be part of the trend setters as the rest of the Web 3.0 environment is now also focusing on these two matters.

WISe.ART strives to deliver white-glove support to those who have entrusted the platform with their art and valuables, and to meet with collectors to accompany them in their art choices. With the V3 version now available we have already signed up new artists who chose to select HEDERA as their preferred blockchain for their uploads.

Another feature which is much appreciated by our users is the ability to import pre-minted NFTs from other platforms. With the winding down of marketplaces like Makersplace we have received several enquiries from artists and collectors to consolidate their portfolios on WISe.ART.

Publicly, WISe.ART continued to increase its structured visibility on social media and contributed to many public events locally and throughout Europe such as ArtGeneve, ONUART, NFC Lisbon, MonacoOne, Montreux Jazz Crypto event. Other events are planned for Q3 and Q4 2025 including the Tarragona NewFest 2025 featuring artists like Faben who embraced AI in their work. The collaborative work by Silvana Sollivela and Christian Moreillon "Silvanaichristian" has already been selected for the 2026 edition.

Over 3,000 physical and analog works of art available for sale on the plateform	Total value estimated at : $35 million



4.5.2   <u>About WISe.ART</u>

WISe.ART is a comprehensive multi-blockchain secured marketplace designed to connect all actors involved in the fine arts and luxury industry.

WISe.ART aims to revolutionize the art world by combining cutting-edge technology with the timeless beauty of artistic expression.

In 2025, most of the Web 3.0 workers are returning to physicality and WISe.ART is well positioned in that we have always promoted this since inception to Corporate and Private Foundations, Museums, artists and collectors.

Key features of WISe.ART



 **Digital Certificates of Authenticity (NFTs)**: WISe.ART's unique concept of a digital certificate of authenticity represented as a non-fungible token (NFT). These NFTs live forever on the blockchain, unchanged and unchallengeable, serving as proof of the buyer's ownership of a specific piece of art.

 **Authenticated and Signed Digital Assets**: WISe.ART ensures that each digital asset is authenticated and signed, creating an irreversible link to the physical object. This process provides proof of ownership, provenance, and contracts outlining future use and monetization streams.

 **New Partnerships**: WISe.ART is currently discussing fundraising strategies with MSF (Doctors Without Borders) which should launch in the second half of the year.

 Participation in major international art fairs such as Volta has already been confirmed for 2026.

 **Linking Digital Assets to Physical Objects**: The NFTs not only represent the digital asset but also link it irreversibly to a physical object, enhancing transparency and trust in the art market and the UNHNI community. This offer is growing globally throughout the Web 3.0 community. With its V3 we are now able to offer immediate tokenization of proof of ownership certification for every physical asset. We believe to be the first to offer this service to potential collectors.

 WISe.ART's innovative IoT pending developments ensure that we are currently writing a **unique luxury lifestyle AI language for ultra-high-net-worth individuals** ("UHNWI") to privately consolidate dreams, needs and ideas into a personalized intelligent agent for convenience and security.



4.5.3   <u>WISe.ART Userbase</u>

WISe.ART is accessible to a diverse audience within the arts and luxury industry. Key groups that could benefit from using WISe.ART include:

- **Artists and Creators**: WISe.ART provides a user-friendly anonymous platform for artists and creators to showcase their work, create digital certificates of authenticity (NFTs), and link their digital assets to physical objects. Artists can leverage this technology to protect their intellectual property and establish provenance.

- **Collectors and Buyers:** Art collectors and buyers can use WISe.ART to verify the veracity of the artworks they acquire. The NFTs serve as irrefutable proof of ownership and can enhance the value of their collections over time.

- **Galleries and Museums:** Institutions in the art world can collaborate with WISe.ART to tokenize their collections, create NFTs for artworks, and ensure transparency in transactions. This technology can revolutionize how galleries and museums manage and display art.

- **Auction Houses and Dealers:** Auction houses and dealers can integrate WISe.ART into their processes to verify provenance and track artworks. The secure NFTs provide peace of mind to both sellers and buyers during auctions and sales.

- **Logistics and Insurance Companies:** By using digitalized certification, responsibility can be spread more evenly as items can be tagged and recognized with a simple scan. Collected Data about each piece can be processed, and the information cannot be altered nor tampered with.

- **Art Enthusiasts and Curators:** Anyone passionate about art can explore WISe.ART's marketplace, discover new artists, and engage with the art community. Curators can curate digital exhibitions and promote emerging talents. The community, which continues to grow on social media, allows multiple protagonists to exchange and interact, building a more stable way of collecting art.





4.5.4

H1 2025 Events



ArtGeneve Art Week 2025. We were invited to join Espace_L with a project by NacocaKo about augmented reality in the Swiss waterway system. During the week, artists Yan Balestra, Isabelle Wachsmuth and Dorian Gray performed in multiple venues promoting WISe.ART with their art works.

Paris AI Film Awards – We were invited to be part of the jury and previewed some 80 short films. In exchange, we received prominent signage opportunities throughout this international event.

ONUART at the Civilisations Room – AI and Human Rights were discussed and WISe.ART presented Devy Man as the 2023 AI Film Award winner, Founder of the AI International Film Festival and Dorian Gray who presented his 20versionsong.com AI project and performed live in front of the Chinese delegation – Guest of Honour for the occasion. As a result, we were invited to be part of the jury for the Youth Film Awards in New York later in the year.



Ylan Anoufa "Bears" partnership with Millenium Hotels. Ylan uploaded privately 100 NFTs to be gifted to the UHNW clients of the Hotel chain worldwide. This is the first edition and if successful, the hotel management plans another 9900 NFTs throughout the years to come.

NFC Lisbon – WISe.ART Artist Faben was invited to have a booth to present his AI assisted Holographics. We welcomed the opportunity to speak at the event and present the WISe.ART platform.

OneMonaco – WISe.ART artists Faben and Devy Man proudly represented the WISe.ART enhanced new platform at the first edition of this new event during the Monaco Art Week.

Crypto Jazz Event Montreux – WISe.ART was invited to moderate the panel on AI and Music. On this occasion we presented Dorian Gray who performed live to an audience expert in the music and crypto environment.

Mayte Spinola Gold Medal Awards - For the second time, WISe.ART and Grupo Pro Arte y Cultura presented the 2025 Annual Mayte Spinola Gold Medals Awards in Madrid and the Cosmic Christ art piece by Mayte Spinola was tokenized from space with the help of the WISe.Sat project. This event received extensive coverage in the Spanish media and was attended by several UHNWI. Further events are planned with the Joan Miro Foundation later in the year.





4.5.5

Upcoming Events



NewFest 2025 – Tarragona Sept 30th - WISe.ART is invited to present two of its artists: Faben with his holographics and Cristobal del Puey with his mapping performances. Augmented reality artist Christian Moreillon in collaboration with Silvana Solivella have already been confirmed for 2026.

Webinars – Throughout May and June 2025, WISe.ART hosted a series of three webinars with a view to inform its community and grow its audience.

WISe.ART has been invited to partake online in a workshop in October 2025 about major scientific discoveries of DNA traces on artefacts from ancient times. The panel is organized by the University of Amsterdam and the Rijksmuseum physically taking place in Honolulu, Hawaii, USA. Researchers from around the world will attend this meeting. WISe.ART aims to attempt to demonstrate the use of NFTs in the blockchain to secure any such findings.

Featured work - WISe.ART features over 3,000 artworks by almost 300 artists worldwide, ranging from traditional art to video art, to 3-dimensional AI productions. More than half of the featured works are linked to physical pieces which can be shipped anywhere in the world. Trackable chips signaling changes in temperature, humidity, movement, or shock can be applied for safer logistics and reduced insurance costs.

4.5.6

WISe.ART Outlook

The entire WISe.ART team looks forward to growing its community of users and raising funds for charitable causes while continuing to follow the trends and remain at the forefront of technology implementing WISeKey's security protocols and working hand in hand with the Group's production partners like SEALCOIN and WISeSat.



5.

FINANCIAL
REPORT

WISeKey International Holding Ltd

Half-year Report

January – June 2025

Condensed Consolidated Financial statements

of

WISeKey International Holding AG

(unaudited)

Contents

1. Condensed Consolidated Statements of Comprehensive Income / (Loss)

USD'000	Unaudited 6 months ended June 30,		Note ref.
	2025	2024	
Revenue	5,293	5,174	29
Cost of sales	(3,173)	(3,834)	
Depreciation of production assets	(243)	(228)	
Gross profit	**1,877**	**1,112**	
Other operating income	82	178	30
Research & development expenses	(5,792)	(2,942)	
Selling & marketing expenses	(7,393)	(3,967)	
General & administrative expenses	(16,090)	(8,518)	
Total operating expenses	**(29,193)**	**(15,249)**	
Operating loss	**(27,316)**	**(14,137)**	
Non-operating income	6,964	1,129	32
Debt conversion expense	-	(21)	24
Interest and amortization of debt discount and expense	(88)	(529)	24
Non-operating expenses	(1,816)	(584)	33
Loss before income tax expense	**(22,256)**	**(14,142)**	
Income tax expense	(1)	(1,310)	
Net loss	**(22,257)**	**(15,452)**	
Less: Net loss attributable to noncontrolling interests	(17,807)	(5,982)	
Net loss attributable to WISeKey International Holding AG	**(4,450)**	**(9,470)**	
Earnings / (loss) per Class A Share (USD)			35
Earnings / (loss) per Class A Share			
Basic	(0.53)	(0.45)	
Diluted	(0.53)	(0.45)	
Earnings / (loss) per Class A Share attributable to WISeKey International Holding Ltd			
Basic	(0.11)	(0.27)	
Diluted	(0.11)	(0.27)	
Earnings / (loss) per Class B Share (USD)			35
Earnings / (loss) per Class B Share			
Basic	(5.32)	(4.48)	
Diluted	(5.32)	(4.48)	
Earnings / (loss) per Class B Share attributable to WISeKey International Holding Ltd			
Basic	(1.06)	(2.74)	
Diluted	(1.06)	(2.74)	

USD'000	Unaudited 6 months ended June 30,		Note ref.
	2025	2024	
Other comprehensive income / (loss), net of tax:			
Foreign currency translation adjustments	700	(515)	
Unrealized gains on debt securities			
Unrealized holding gains arising during the period	23	-	
Defined benefit pension plans:			26
Net gain arising during the period	95	34	
Other comprehensive income / (loss)	**818**	**(481)**	
Comprehensive loss	**(21,439)**	**(15,933)**	
Other comprehensive income attributable to noncontrolling interests	65	45	
Other comprehensive income / (loss) attributable to WISeKey International Holding AG	**753**	**(526)**	
Comprehensive loss attributable to noncontrolling interests	(17,742)	(5,937)	
Comprehensive loss attributable to WISeKey International Holding AG	**(3,697)**	**(9,996)**	

The accompanying notes are an integral part of these condensed consolidated financial statements.

2. Condensed Consolidated Balance Sheets

USD'000	As at June 30, 2025	As at December 31, 2024	Note ref.
ASSETS			
Current assets			
Cash and cash equivalents	124,596	90,600	7
Accounts receivable, net of allowance for credit losses	3,137	4,285	8
Notes receivable, current	-	13	
Inventories	2,204	1,418	9
Prepaid expenses	2,043	1,364	
Government assistance	2,149	2,247	10
Other current assets	1,417	573	11
Total current assets	**135,546**	**100,500**	
Noncurrent assets			
Notes receivable, noncurrent	-	32	
Deferred tax credits	829	250	12
Property, plant and equipment net of accumulated depreciation	4,172	3,275	13
Intangible assets, net of accumulated amortization	-	-	14
Crypto assets	401	96	14
Operating lease right-of-use assets	1,295	1,502	15
Investments in unconsolidated affiliates	3,487	-	16
Available-for-sale debt securities, noncurrent	127	-	17
Goodwill	8,317	8,317	18
Equity securities, at cost	518	455	19
Other noncurrent assets	297	261	20
Total noncurrent assets	**19,443**	**14,188**	
TOTAL ASSETS	**154,989**	**114,688**	
LIABILITIES			
Current Liabilities			
Accounts payable	17,311	13,496	21
Notes payable	1,965	5,900	22
Indebtedness to related parties, current	85	78	22
Convertible note payable, current	10	9	24
Deferred revenue, current	141	93	29
Current portion of obligations under operating lease liabilities	689	607	15
Income tax payable	-	2	
Other current liabilities	2,187	1,135	23
Total current liabilities	**22,388**	**21,320**	
Noncurrent liabilities			
Bonds, mortgages and other long-term debt	87	102	24
Indebtedness to related parties, noncurrent	1,458	1,387	25
Deferred revenue, noncurrent	13	21	29
Operating lease liabilities, noncurrent	676	853	15
Employee benefit plan obligation	3,803	3,877	26
Other noncurrent liabilities	-	4	
Total noncurrent liabilities	**6,037**	**6,244**	
TOTAL LIABILITIES	**28,425**	**27,564**	

USD'000	As at June 30, 2025	As at December 31, 2024	Note ref.
Commitments and contingent liabilities			*27*
SHAREHOLDERS' EQUITY			
Common stock - Class A	16	16	*28*
Par value - CHF 0.01 and CHF 0.01			
Authorized – 2,000,880 and 2,000,880 shares			
Issued and outstanding – 1,600,880 and 1,600,880 shares			
Common stock - Class B	440	359	*28*
Par value - CHF 0.10 and CHF 0.10			
Authorized – 6,696,467 and 6,194,267			
Issued – 4,080,546 and 3,365,560			
Outstanding – 4,024,038 and 3,309,052			
Share subscription in progress	1	1	
Treasury stock (56,508 and 56,508 shares held)	(502)	(502)	*28*
Additional paid-in capital	326,471	316,431	
Accumulated other comprehensive income / (loss)	3,903	3,150	
Accumulated deficit	(298,857)	(294,407)	
Total shareholders' equity attributable to WISeKey shareholders	**31,472**	**25,048**	
Noncontrolling interests in consolidated subsidiaries	95,092	62,076	
Total shareholders' equity	**126,564**	**87,124**	
TOTAL LIABILITIES AND EQUITY	**154,989**	**114,688**	

The accompanying notes are an integral part of these condensed consolidated financial statements.

3. Condensed Consolidated Statements of Changes in Shareholders' Equity

	Unaudited 6 months ended June 30,													
	Number of common shares		Common Share Capital											
USD'000 (except for share numbers)	Class A	Class B	Class A	Class B	Total share capital	Share subscription in progress	Additional paid-in capital	Treasury Shares	Accumulated deficit	Accumulated other comprehensive income / (loss)	**Total stockholders' equity**	Noncontrolling interests	**Total equity**	***Note ref.***
As at December 31, 2023	1,600,800	3,076,150	400	8,170	8,570	-	295,716	(691)	(280,961)	4,041	26,675	(5,591)	21,084	
Stock-based compensation	-	-	-	-	-	-	284	-	-	-	**284**	-	**284**	
L1 Facility	-	-	-	-	-	-	24	143	-	-	**167**	-	**167**	24
Anson Facility	-	289,410	-	817	817	-	(817)	-	-	-	**-**	-	**-**	24
L1 SPA	-	-	-	-	-	-	2,084	-	-	-	**2,084**	3,006	**5,090**	24
Anson SPA	-	-	-	-	-	-	2,252	-	-	-	**2,252**	3,574	**5,826**	24
Change in par value of shares	-	-	(384)	(8,628)	(9,012)	-	9,012	-	-	-	**-**	-	**-**	28
Change in ownership of WISe.ART	-	-	-	-	-	-	1,462	-	-	-	**1,462**	33	**1,495**	
Net loss	-	-	-	-	-	-	-	-	(9,470)	-	**(9,470)**	(5,982)	**(15,452)**	
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	(526)	**(526)**	45	**(481)**	
As at June 30, 2024	1,600,800	3,365,560	16	359	375	-	310,017	(548)	(290,431)	3,515	**22,928**	(4,915)	**18,013**	
As at December 31, 2024	1,600,880	3,365,560	16	359	375	1	316,431	(502)	(294,407)	3,150	**25,048**	62,076	**87,124**	
Common stock issued	-	23,570	-	3	3	-	(3,145)	-	-	-	**(3,142)**	131	**(3,011)**	
Stock-based compensation	-	-	-	-	-	-	8,454	-	-	-	**8,454**	-	**8,454**	
L1 Facilities	-	344,596	-	39	39	-	(39)	-	-	-	**-**	-	**-**	24
Anson Facilities	-	346,820	-	39	39	-	(39)	-	-	-	**-**	-	**-**	24
Second L1 SPA and warrants	-	-	-	-	-	-	687	-	-	-	**687**	10,831	**11,518**	24
Second Anson SPA and warrants	-	-	-	-	-	-	907	-	-	-	**907**	13,375	**14,282**	24
Change in ownership of SEALCOIN	-	-	-	-	-	-	846	-	-	-	**846**	(281)	**565**	
ATM	-	-	-	-	-	-	2,213	-	-	-	**2,213**	24,910	**27,123**	28
Investment in WeCan	-	-	-	-	-	-	156	-	-	-	**156**	1,792	**1,948**	16
Net loss	-	-	-	-	-	-	-	-	(4,450)	-	**(4,450)**	(17,807)	**(22,257)**	
Other comprehensive income	-	-	-	-	-	-	-	-	-	753	**753**	65	**818**	
As at June 30, 2025	1,600,880	4,080,546	16	440	456	1	326,471	(502)	(298,857)	3,903	**31,472**	95,092	**126,564**	

The accompanying notes are an integral part of these condensed consolidated financial statements.

4. Condensed Consolidated Statements of Cash Flows

	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Cash Flows from operating activities:		
Net loss	(22,257)	(15,452)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation of property, plant & equipment	379	366
Depreciation of lease building & assets, net of cash paid	(59)	-
Debt conversion expense	-	21
Interest and amortization of debt discount	88	529
Gain on repayment of ExWorks Loan	(3,699)	-
Stock-based compensation	10,093	284
Bad debt expense	6	-
Inventory valuation allowance	(14)	243
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	20	(39)
Income tax expense, net of cash paid	1	1,310
Other non-cash expenses /(income)		
Expenses settled in equity	-	886
Unrealized and non-cash foreign currency transactions	(295)	(516)
Changes in operating assets and liabilities, net of effects of businesses acquired		
Decrease (increase) in accounts receivables	1,148	3,437
Decrease (increase) in inventories	(772)	2,215
Decrease (increase) in government assistance	98	(107)
Decrease (increase) in other current assets and prepaids, net	(1,522)	(130)
Decrease (increase) in other noncurrent assets, net	(37)	11
Increase (decrease) in accounts payable	780	(371)
Increase (decrease) in deferred revenue	40	(119)
Increase (decrease) in current portion of obligations under operating lease liabilities	-	(8)
Increase (decrease) in income taxes payable	(2)	(4)
Increase (decrease) in other current liabilities	1,052	(134)
Increase (decrease) in operating lease liabilities, noncurrent	-	(305)
Increase (decrease) in other noncurrent liabilities	(2)	(1)
Net cash provided by (used in) operating activities	**(14,954)**	**(7,884)**
Cash Flows from investing activities:		
Change in ownership of SEALCOIN	565	-
Change in ownership of WISe.ART	-	750
Sale / (acquisition) of property, plant and equipment	(161)	(89)
Sale / (acquisition) of cryptocurrencies	(300)	-
Sale / (acquisition) of debt securities	(104)	-
Acquisition of unconsolidated affiliate	(1,538)	-
Net cash provided by (used in) investing activities	**(1,538)**	**661**

	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Cash Flows from financing activities:		
Proceeds from options and warrants exercises	7,398	-
Proceeds from issuance of Common Stock	48,263	-
Common Stock issuance costs	(2,715)	-
Proceeds from convertible loan issuance	-	19,350
Interest payments	-	144
Repayments of debt	(2,526)	(26)
Payments of debt issue costs	-	(1,217)
Net cash provided by (used in) financing activities	**50,420**	**18,251**
Effect of exchange rate changes on cash and cash equivalents	68	65
Cash and cash equivalents and restricted cash		
Net increase (decrease) during the period	33,996	11,093
Balance, beginning of period	90,600	15,311
Balance, end of period	**124,596**	**26,404**
Reconciliation to balance sheet		
Cash and cash equivalents	124,596	26,293
Restricted cash, current	-	111
Balance, end of period	**124,596**	**26,404**
Supplemental cash flow information for financing and investing		
Non-cash conversion of convertible loans into common stock	-	10,875
Issuance of shares in relation to investments in unconsolidated affiliates	1,948	-
Shares withheld to satisfy tax obligations	3,035	-
ROU assets obtained from operating lease	70	62

The accompanying notes are an integral part of these condensed consolidated financial statements.

5. Notes to the Condensed Consolidated Financial Statements

Note 1. The WISeKey Group

WISeKey International Holding Ltd, together with its consolidated subsidiaries ("**WISeKey**" or the "**Company**" or the "**Group**" or the "**WISeKey Group**"), has its headquarters in Switzerland. WISeKey International Holding Ltd, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SIS AG, with the valor symbol "WIHN" since March 2016 and on the NASDAQ Capital Market exchange with the valor symbol "WKEY" since December 2019.

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and at the same time, expand its own eco-system. WISeKey's current focus is on post-quantum cryptography (PQC) in order to provide secure, quantum resistant identification means to the market. WISeKey generates digital identities from its current products and services in Cybersecurity Services, IoT (Internet of Things), Digital Brand Management and Mobile Security.

The Group leads a carefully planned vertical integration strategy through acquisitions of companies in the industry. The strategic objective is to provide integrated services to its customers and also achieve cross-selling and synergies across WISeKey. Through this vertical integration strategy and its R&D efforts around post-quantum security solutions, WISeKey anticipates being able to generate profits in the future.

Note 2. Future operations and going concern

The Group experienced a loss from operations in this reporting period. Although the WISeKey Group does anticipate being able to generate profits in the near future, this cannot be predicted with any certainty. The accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 27.3 million and had positive working capital of USD 113.2 million as at June 30, 2025, calculated as the difference between current assets and current liabilities. Based on the Group's cash projections for the next 12 months to September 30, 2026, it has sufficient liquidity to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

Based on the foregoing, Management believe it is correct to present these figures on a going concern basis.

Note 3. Basis of presentation

The condensed consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("**US GAAP**") as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars ("**USD**") unless otherwise stated.

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Group's annual financial statements for the year ended December 31, 2024, as filed in the 20-F on April 17, 2025.

The Group's interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Group as of December 31, 2024, contained in the Group's Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

It is management's opinion that all adjustments necessary for a fair statement of the results for the interim periods have been made. These unaudited condensed consolidated financial statements include a description of the nature and amount of material adjustments other than normal recurring adjustments.

Additional paid-in capital and Noncontrolling interest
During our 2024 financial reporting process, we noted a formula error affecting WISeKey's equity presentation of the capital increases in relation to the L1 and Anson Facilities in its subsidiary, SEALSQ Corp, in the financial statements ended June 30, 2024. The error changed the allocation of the capital increase impacts between additional paid-in capital and noncontrolling interest without impacting total equity. We assessed that there was not a substantial likelihood that the error would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available, and as such concluded that a "little r" restatement was required. In application of ASC 250, we corrected the error in the current year comparative financial statements by adjusting the prior period information.

This correction resulted in the following changes to our Condensed Consolidated Statements of Changes in Shareholders' Equity.

USD'000	As reported in the financial statements ended June 30, 2024				As reported in the financial statements ended June 30, 2025			
	Additional paid-in capital	Total stockholders' equity	Noncontrolling interests	Total equity	Additional paid-in capital	Total stockholders' equity	Noncontrolling interests	Total equity
As at December 31, 2023	295,716	**26,675**	(5,591)	**21,084**	295,716	**26,675**	(5,591)	**21,084**
Stock-based compensation	284	**284**	-	**284**	284	**284**	-	**284**
L1 Facility	24	**167**	-	**167**	24	**167**	-	**167**
Anson Facility	(817)	**-**	-	**-**	(817)	**-**	-	**-**
L1 SPA	9,056	**9,056**	(3,410)	**5,646**	2,084	**2,084**	3,006	**5,090**
Anson SPA	9,236	**9,236**	(3,966)	**5,270**	2,252	**2,252**	3,574	**5,826**
Change in par value of shares	9,012	**-**	-	**-**	9,012	**-**	-	**-**
Change in ownership of WISe.ART	1,462	**1,462**	33	**1,495**	1,462	**1,462**	33	**1,495**
Net loss	-	**(9,470)**	(5,982)	**(15,452)**	-	**(9,470)**	(5,982)	**(15,452)**
Other comprehensive income / (loss)	-	**(526)**	45	**(481)**	-	**(526)**	45	**(481)**
As at June 30, 2024	323,973	**36,884**	(18,871)	**18,013**	310,017	**22,928**	(4,915)	**18,013**

Note 4.   Summary of significant accounting policies

Stock-Based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model's input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of WISeKey Shares.

Where WISeKey permits the withholding of shares as a means of meeting the grantee's tax obligation in relation to their option exercise, the awards are accounted for as liabilities under ASC 718 for jurisdictions that do not have any withholding requirement. These awards are measured at fair value on the grant date and remeasured at each reporting period until settlement. Upon exercise, the fair value of the shares withheld is recorded in equity in line with ASC 718-10-25-18.

Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date.

Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Crypto Assets

The Group's cryptocurrency holding is classified as crypto assets and presented separately on the balance sheet. with indefinite useful lives in accordance with ASC 350-30. All in-scope crypto assets shall be remeasured to fair value at each reporting date in accordance with ASC 820 (Fair Value Measurement). All changes in fair value (whether unrealized gains or losses) shall be recognized in net income for the period in which the change occurs.

Cryptocurrencies created or issued by the Group's related parties are explicitly outside the ASU 2023-08 scope. They are accounted for under the cost-less-impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

Investments in Unconsolidated Affiliates

Under ASC 323, equity method accounting is used when significant influence exists, typically indicated by ownership between 20% and 50%. WISeKey's share of the income or loss of these companies is reported in the consolidated income statement under 'Equity in income / (loss) of unconsolidated affiliates.' The investment in these companies is reported in the consolidated balance sheet under 'Investments in unconsolidated affiliates.

The Group evaluates the need for the equity method where influence exists despite lower ownership levels.

Available-For-Sale Debt Securities

Available-for-sale debt securities are reported at fair value. Unrealized gains and losses, net of tax, are included in accumulated other comprehensive income (AOCI) until realized or determined to be credit impaired. The Company evaluates available-for-sale debt securities for expected credit losses under ASC 326. A credit loss allowance is recorded when a security's fair value is less than its amortized cost and the Company does not expect to recover the full amortized cost.

Recent Accounting Pronouncements

<u>Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:</u>

As of January 1, 2025, the Group adopted Accounting Standards Update (ASU) 2023-08 Intangibles – Goodwill and Other – Crypto Assets (subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes guidance for the recognition measurement, presentation and disclosure of certain crypto assets.
ASU 2023-08 requires in-scope crypto assets to be measured at fair value, with changes in fair value recognized in net income. It also requires separate presentation of crypto assets on the balance sheet and enhanced disclosures regarding nature, fair value measurement, and risks associated with crypto holdings. There was no impact on the Group's results upon adoption of the standard.

As of January 1, 2025, the Group also adopted Accounting Standards Update (ASU) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure and modifies or eliminates certain existing requirements.
ASU 2023-09 requires entities to disclose the amount of income taxes paid (net of refunds) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements. There was no impact on the Group's results upon adoption of the standard.

<u>New FASB Accounting Standard to be adopted in the future:</u>

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors. Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.
Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.
The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments' preexisting terms.
Summary: The update introduces a "preexisting contract approach" to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the ASU clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date.
Effective Date: ASU 2024-04 is effective for public business entities for fiscal years beginning after December 15, 2025. Early adoption is permitted.
The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5.   Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash and cash equivalents is mostly held with one large financial institution. Management believes that the financial institution that holds most of our cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue were 10% or higher than the respective total consolidated revenue for the six months ended June 30, 2025 and 2024, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance as at June 30, 2025 and December 31, 2024. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration	Unaudited 6 months ended June 30,	
(% of total revenue)	2025	2024
Semiconductors operating segment		
International telecommunication company	8%	21%
International electronic components manufacturer	-	11%
International application specific solution provider	9%	-
International security technology provider	8%	-

Receivables concentration	As at June 30, 2025 (unaudited)		As at December 31, 2024	
(% of total accounts receivable and maximum amount of loss due to credit risk)	%	US'000	%	US'000
International telecommunication company	4%	136	42%	1,804
International electronic components manufacturer	-	-	-	-
International application specific solution provider	11%	336	3%	116
International security technology provider	13%	400	-	-

Note 6. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

USD'000	As at June 30, 2025 (unaudited)		As at December 31, 2024		Fair value level	*Note ref.*
	Carrying amount	Fair value	Carrying amount	Fair value		
Recurring fair value measurements						
Available-for-sale debt securities, noncurrent	127	127	-	-	3	*17*
Crypto assets measured at fair value	101	101	96	96	1	*14*
Nonrecurring fair value measurements						
Accounts receivable, net of allowance for credit losses	3,137	3,137	4,285	4,285	3	*8*
Notes receivable, current	-	-	13	13	3	
Notes receivable, noncurrent	-	-	32	32	3	
Equity securities, at cost	518	518	455	455	3	*19*
Accounts payable	17,311	17,311	13,496	13,496	3	*21*
Notes payable	1,965	1,965	5,900	5,900	3	*22*
Indebtedness to related parties, current	85	85	78	78	3	*22*
Convertible note payable, current	10	10	9	9	3	*24*
Bonds, mortgages and other long-term debt	87	87	102	102	3	*24*
Indebtedness to related parties, noncurrent	1,458	1,458	1,387	1,387	3	*25*

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

- Available-for-sale debt securities, noncurrent - fair value remeasured as at reporting period, based on information available.
- Crypto assets measured at fair value - fair value remeasured as at reporting period, based on quoted prices on crypto exchanges.
- Accounts receivable, net of allowance for credit losses – carrying amount approximated fair value due to their short-term nature.
- Notes receivable, current – carrying amount approximated fair value due to their short-term nature.
- Notes receivable, noncurrent – carrying amount approximated fair value because time-value considerations are immaterial to the accounts.
- Equity securities, at cost – no readily determinable fair value, measured at cost minus impairment.
- Accounts payable – carrying amount approximated fair value due to their short-term nature.
- Notes payable – carrying amount approximated fair value due to their short-term nature.
- Indebtedness to related parties, current – carrying amount approximated fair value due to their short-term nature.
- Convertible note payable, current – carrying amount approximated fair value due to their short-term nature.
- Bonds, mortgages and other long-term debt – carrying amount approximated fair value.
- Indebtedness to related parties, noncurrent – carrying amount approximated fair value.

Note 7. Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 8. Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Trade accounts receivable	2,722	4,133
Allowance for credit losses	(100)	(94)
Accounts receivable from other related parties	262	158
Accounts receivable from Board members	124	49
Accounts receivable from underwriters, promoters, and employees	96	2
Other accounts receivable	33	37
Total accounts receivable, net of allowance for credit losses	**3,137**	**4,285**

As at June 30, 2025, accounts receivable from other related parties consisted of a receivable from OISTE in relation to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding on behalf of OISTE. (see Note 37).

Note 9. Inventories

Inventories consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Raw materials	230	764
Work in progress	464	482
Finished Goods	1,510	172
Total inventories	**2,204**	**1,418**

Note 10. Government assistance

SEALSQ France SAS is eligible for research tax credits provided by the French government. As at June 30, 2025 and December 31, 2024, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 2,148,918 and USD 2,246,680. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The balance as at June 30, 2025 is the aggregate of USD 716,240 (at closing rate) tax credit earned in relation to the year 2025 and USD 1,432,678 (at closing rate) in relation to the year 2024. Refundable R&D tax credits are considered to be government assistance in line with ASC 832.

Note 11. Other current assets

Other current assets consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Value-Added Tax receivable	993	460
Advanced payment to suppliers	292	61
Deposits, current	6	5
Customer contract assets, current	126	22
Other current assets	-	25
Total other current assets	**1,417**	**573**

Note 12. Deferred tax credits

Most of our deferred tax credits balance relates to Swiss withholding tax charged on financial interest that is recoverable after the end of each tax year.

Note 13. Property, plant and equipment

Property, plant and equipment, net consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Machinery & equipment	8,008	7,491
Office equipment and furniture	3,339	3,000
Computer equipment and licenses	2,819	1,878
Total property, plant and equipment gross	14,166	12,369
Accumulated depreciation for:		
Machinery & equipment	(4,710)	(4,456)
Office equipment and furniture	(3,299)	(2,946)
Computer equipment and licenses	(1,985)	(1,692)
Total accumulated depreciation	(9,994)	(9,094)
Total property, plant and equipment, net	**4,172**	**3,275**
Depreciation charge for the six months ended June 30, 2025	379	366

In the six months ended June 30, 2025, WISeKey did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, WISeKey did not record any impairment charge on Property, plant and equipment in the six months ended June 30, 2025.

The useful economic life of property plant and equipment is as follows:
- Production tools   8 to 10 years
- Office equipment and furniture   2 to 5 years
- Production masks   5 years
- Probe cards   5 years
- Licenses   3 years
- Software   1 year

Note 14. Intangible assets and Crypto assets

Intangible and crypto assets and future amortization expenses consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Crypto assets under the cost-less-impairment model:		
Cryptocurrencies	300	-
Crypto assets measured at fair value:		
Cryptocurrencies	101	96
Total crypto assets, net	**401**	**96**
Intangible assets subject to amortization:		
Trademarks	158	139
Patents	2,281	2,281
License agreements	12,755	11,378
Other intangibles	7,292	6,499
Total intangible assets gross	22,486	20,297
Accumulated amortization for:		
Trademarks	(158)	(139)
Patents	(2,281)	(2,281)
License agreements	(12,755)	(11,378)
Other intangibles	(7,292)	(6,499)
Total accumulated amortization	(22,486)	(20,297)
Total intangible assets subject to amortization, net	-	-
Total intangible assets, net	**-**	**-**
Amortization charge for the six months ended June 30,	-	-

Crypto assets under the cost-less-impairment model consist of a balance of 128,205,128 WeCan tokens acquired from our unconsolidated affiliate, the WeCan Group, for USD 300,000. Cryptocurrencies created or issued by related parties are accounted for under the cost-less-impairment model and subject to periodic impairment testing. In the six months ended June 30, 2025, the Group did not identify any events or changes in circumstances indicating that the carrying amount of our cryptocurrency assets may not be recoverable. As a result, the Group did not record any impairment charge on cryptocurrencies measured at cost in the six months ended June 30, 2025 and the balance remains USD 300,000.

ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60), which became effective in 2025, requires that cryptocurrencies be measured at fair value at each period, with changes recognized in net income. Our cryptocurrencies measured at fair value are made up of 40.63 Ethereum (ETH) and 1,196.71 Polygon (POL). As at June 30, 2025, the fair value of these cryptocurrencies was USD 101,391 and a gain of USD 5,227 was recognized under non-operating income in the income statement in the six months ended June 30, 2025 (see Note 32).

The following table represents a reconciliation of the fair values of the Group's crypto assets held for the six months ended June 30, 2025:

Crypto assets measured at fair value USD'000	Unaudited 6 months ended June 30, 2025
Beginning balance at fair value	96
Gain in net income on ETH	5
Ending balance	**101**

The useful economic life of intangible assets is as follow:
- Trademarks   5 to 10 years
- Patents   5 to 10 years
- License agreements   1 to 3 years
- Other intangibles   5 years

Note 15. Leases

WISeKey has historically entered into a number of lease arrangements under which it is the lessee. As at June 30, 2025, WISeKey holds nine operating leases. The operating leases relate to premises and office equipment. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

During the six months ended June 30, 2025 and 2024, we recognized rent expenses associated with our leases as follows:

	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Operating lease cost:		
Fixed rent expense	323	317
Short-term lease cost	-	1
Net lease cost	**323**	**318**
Lease cost - General & administrative expenses	323	318
Net lease cost	**323**	**318**

In the six months ended June 30, 2025, and in the year ended December 31, 2024, we had the following cash and non-cash activities associated with our leases:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	337	657
Non-cash investing and financing activities:		
Net lease cost	323	665
Additions to ROU assets obtained from:		
New operating lease liabilities	70	62

The following table provides the details of right-of-use assets and lease liabilities as of June 30, 2025:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Right-of-use assets:		
Operating leases	1,295	1,502
Total right-of-use assets	**1,295**	**1,502**
Lease liabilities:		
Operating leases	1,365	1,460
Total lease liabilities	**1,365**	**1,460**

As at June 30, 2025, future minimum annual lease payments were as follows:

Year	USD'000 Operating	USD'000 Short-term	USD'000 Finance	USD'000 Total
2025	334	-	-	334
2026	592	-	-	592
2027	304	-	-	304
2028	167	-	-	167
2029 and beyond	-			-
Total future minimum operating and short-term lease payments	**1,397**	**-**	**-**	**1,397**
Less effects of discounting	(32)	-	-	(32)
Lease liabilities recognized	**1,365**	**-**	**-**	**1,365**

As of June 30, 2025, the weighted-average remaining lease term was 2.45 years for operating leases.

For our operating leases and because we generally do not have access to the implicit rate in the lease, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of June 30, 2025 was 3.18% and as of December 31, 2024 was 3.19%.

Note 16. Investments in unconsolidated affiliates

On June 27, 2025, WISeKey acquired a 31.87% non-controlling interest (28.33% on a diluted basis) in the WeCan Group AG ("WeCan"), a Swiss private fintech and blockchain-based technology company incorporated in 2015 specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes. WeCan's mission is to enable both financial and non-financial institutions to securely manage and exchange sensitive data. In 2023, WeCan launched its own blockchain and WECAN token, which is traded as a cryptocurrency and listed on the Bitstamp exchange since December 20, 2023, as well as on CoinMarketCap and Coinbase.
WISeKey does not control WeCan but assessed that it had significant influence which requires equity method accounting.
As at June 30, 2025, three days after acquiring the non-controlling interest, the Group assessed that the share of earnings of WeCan attributable to WISeKey was immaterial, which means that the investment reported in the consolidated balance sheet under 'Investments in unconsolidated affiliates' is recorded at cost in line with ASC 323-10-30-2. The cost basis was made up of a cash consideration of USD 1,424,704, the transfer of 481,110 Ordinary Shares of SEALSQ Corp ("**SEALSQ**") fair valued at USD 1,948,495, and transaction costs of USD 113,358, hence a total cost basis of USD 3,486,557.
Additionally, as at June 30, 2025, the initial accounting for this investment is incomplete because the US GAAP financial statements of WeCan as of June 30, 2025 are not yet available. As a result, the amount recognized in the financial statements for this investment has been determined only provisionally.

Note 17. Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of our available-for-sale debt securities

Type of security	Amortized cost USD'000	Unrealized gains USD'000	Unrealized losses USD'000	Fair value USD'000	Maturity
Convertible corporate bonds	120	-	-	127	1 to 5 years
Total	**120**	**-**	**-**	**127**	

As at June 30,2025, we held one convertible bonds agreement with ColibriTD, a French Quantum-as-a-Service (QaaS) company.

Note 18. Goodwill

We test goodwill for impairment annually on October 1, or as and when indicators of impairment arise. As at October 1, 2024, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After October 1, 2024, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in the six months ended June 30, 2025.

Impairment reviews have been conducted for the goodwill allocated to the reporting unit ("RU") relating to the acquisition of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) in 2016. Fair value has been determined based on the income approach. Cash flows have been projected over 5 years from the date of the assessment and have been discounted at the pre-tax weighted average cost of capital. Fair value is higher than its carrying value. The SEALSQ France SAS RU has a negative carrying amount.

USD'000	Semiconductors Segment	Total
Goodwill balance as at December 31, 2023	**8,317**	**8,317**
Goodwill acquired during the year	-	-
Impairment losses	-	-
As at December 31, 2024		
Goodwill	8,317	8,317
Accumulated impairment losses	-	-
Goodwill balance as at December 31, 2024	**8,317**	**8,317**
Goodwill acquired during the year	-	-
Impairment losses	-	-
As at June 30, 2025		
Goodwill	8,317	8,317
Accumulated impairment losses	-	-
Goodwill balance as at June 30, 2025	**8,317**	**8,317**

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. Other than management's projections of future cash flows, the primary assumptions used in the impairment tests were the weighted-average cost of capital and long-term growth rates. Although the Group's cash flow forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future cash flows attributable to a reporting unit.

Note 19. Equity securities, at cost

Investment in FOSSA SYSTEMS s.l.

On April 8, 2021, WISeKey E.L.A. s.l. invested EUR 440,000 (USD 475,673 at historical rate) to acquire 15% of the share capital of FOSSA SYSTEMS s.l. ("**FOSSA**"), a Spanish aerospace company providing picosatellites for Low Earth Orbit (LEO) services as a vertically integrated service: from design to launch and operations.
The FOSSA investment was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the FOSSA investment was initially recognized on the balance sheet at EUR 440,000 (USD 475,673 at historical rate).
As at June 30, 2025, we performed a qualitative assessment to consider potential impairment indicators. We made reasonable efforts to identify any observable transactions of identical or similar investments but did not identify any such transaction. Therefore, no impairment loss was recorded in the six months to June 30, 2025, and the carrying value of the FOSSA investment as at June 30, 2025 remained EUR 440,000 (USD 517,908 at closing rate).

Note 20. Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 21. Accounts payable

The accounts payable balance consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Trade creditors	3,600	3,691
Accounts payable to Board members	3,958	2,343
Accounts payable to other related parties	219	83
Accounts payable to underwriters, promoters, and employees	3,875	2,572
Other accounts payable	5,659	4,807
Total accounts payable	**17,311**	**13,496**

As at June 30, 2025, accounts payable to Board members were made up of:
- a balance of USD 3,282,506 payable to Carlos Moreira in relation to accrued bonus and social charges thereon (see Note 37 for detail).
- a balance of CHF 227,466 (USD 286,500) payable to Peter Ward in relation to unused vacation allowance and his Board fee (see Note 37 for detail).
- a balance of USD 259,264 payable to John O'Hara in relation to accrued bonus and social charges thereon (see Note 37 for detail).
- a total balance of USD 129,934 payable to other Board members in relation to their Board fee (see Note 37 for detail).

As at June 30, 2025, accounts payable to other related parties were made up of CHF 173,746 (USD 218,838) payable to OISTE (see Note 37 for detail).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across WISeKey.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

Note 22. Notes payable and Indebtedness to related parties, current

As at June 30, 2025, notes payable consisted of:
- CHF 46,600 (USD 58,694) corresponding to the current portion of the Covid loans with UBS (see Note 24).
- a USD 1,906,614 production capacity investment loan agreement (see description below).

As at June 30, 2025, the balance of indebtedness to related parties, current, was made up of loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 85,081 at closing rate (USD 77,638 as at December 31, 2024). These loans do not bear interest (see Note 37 for detail).

The weighted–average interest rate on current notes payable, excluding loans from shareholders at 0% interest rate, was respectively 0% and 10% per annum as at June 30, 2025 and December 31, 2024.

Production Capacity Investment Loan Agreement

In November 2022, WISeKey entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity. Under the terms of the Agreement, the client has lent to WISeKey a total of USD 2 million. The loan will be reimbursed by way of a volume rebate against future sales volumes of certain products from the Group to the client during the period from July 1, 2023, through to December 31, 2025. The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 shall fall due for repayment on that date. The loan does not bear any interest and there were no fees or costs attributed to the loan.
At inception in November 2022, a debt discount totaling USD 511,128 was booked to additional paid-in capital.
As at June 30, 2025, WISeKey has not repaid any amount due to a change in the product mix of the client. The loan balance remains USD 2 million with an unamortized debt discount balance of USD 93,386, thus leaving a carrying value of USD 1,906,614.
The WISeKey Group recorded a debt discount amortization expense of USD 87,670 in the six months to June 30, 2025, and USD 165,147 in the year 2024.

Note 23. Other current liabilities

Other current liabilities consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Other tax payable	492	583
Customer contract liability, current	56	392
Stock-based compensation liability, current	1,639	-
Other current liabilities	-	160
Total other current liabilities	**2,187**	**1,135**

Note 24. Loans and line of credit

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law. At inception, the Covid loans carried an interest rate of 0%, which was updated to an interest rate of 1.5% per annum paid quarterly from April 1, 2023. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Group. In particular, the Group cannot use the funds for the distribution of dividends and directors' fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

The outstanding balance on the loans as at December 31, 2024 was CHF 138,700 (USD 152,940).
During the six months ended June 30, 2025, the loans accrued interest in a total amount of CHF 593 (USD 680 at closing rate) and WISeKey repaid CHF 23,300 out of the loans, bringing the total repayment to date to CHF 456,100 (USD 574,471 at closing rate). Therefore, as at June 30, 2025, the outstanding balance on the loans was CHF 115,400 (USD 145,350).

Securities Purchase Agreement with L1 Capital Global Opportunities Master Fund dated July 11 2023

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the "**L1 SPA**") with L1 pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the "**L1 Notes**"). The L1 Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The L1 Notes will be convertible into ordinary shares of SEALSQ Corp ("**SEALSQ**"), partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the L1 Note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

Due to L1's option to convert the loan in part or in full at any time before maturity, the L1 SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, SEALSQ will grant L1 the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**First L1 Note**"), convertible into SEALSQ's ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the "**First Tranche Warrant**"). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First L1 Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in additional paid-in capital ("**APIC**"), and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note's principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 Ordinary Shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

On January 9, 2024, WISeKey and L1 entered into an Amendment to the Securities Purchase Agreement (the "**First L1 Amendment**"), to amend some of the original terms and conditions of the L1 facility. As per the First L1 Amendment, L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.

Additionally, per the terms of the L1 Amendment, upon each tranche closing under the L1 Facility, WISeKey will grant L1 the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 4, with no option to reset. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date.

The second tranche of USD 5 million was funded on January 11, 2024, by L1. WISeKey issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**Second L1 Note**"), convertible into SEALSQ's Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the "**Second L1 Warrant**"). SEALSQ also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second L1 Note and the Second L1 Warrant. Debt issue costs made up of legal expenses totaling USD 70,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the Second L1 Note was paid to L1 at closing.

The Second L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,061. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,882, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 277,433 and a debit to APIC of USD 42,846. Including the fee paid to L1, a total debt discount of USD 1,146,315 was recorded against the Second L1 Note's principal amount.

On March 1 ,2024, WISeKey and L1 entered into the Second Amendment to the Securities Purchase Agreement (the "**Second L1 Amendment**"), to amend some of the terms and conditions of the L1 facility. As per the Second L1 Amendment, L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 2.5% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.

Additionally, per the terms of the L1 Second Amendment, upon each tranche closing under the L1 Facility, WISeKey will grant L1 the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 5.5, with no option to reset. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date.

The third tranche of USD 5 million was funded on March 1, 2024, by L1. WISeKey issued to L1 (i) a Senior Original Issue 2.5% Discount Convertible Promissory Note of USD 5 million (the "**Third L1 Note**"), convertible into SEALSQ's Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the "**Third L1 Warrant**"). Debt issue costs made up of legal expenses totaling USD 53,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third L1 Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third L1 Note was paid to L1 at closing.

The Third L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 270,303 and a debit to APIC of USD 32,881. Including the fee paid to L1, a total debt discount of USD 937,565 was recorded against the First L1 Note's principal amount.

During the year ended December 31, 2024, L1 converted all notes in full for a total conversion amount of USD 11 million, resulting in the delivery of a total of 21,494,587 Ordinary Shares of SEALSQ. A total debt discount charge of USD 432,091 was amortized to the income statement and unamortized debt discounts totaling USD 1,822,783 were booked to APIC on conversion in line with ASC 470-02-40-4.
In the six months ended June 30, 2025, the Group did not make use of the L1 SPA. As at June 30, 2025, there was no unconverted balance in relation to the L1 SPA.

Securities Purchase Agreement with Anson Investments Master Fund dated July 11, 2023
On July 11, 2023, the Group entered into a Securities Purchase Agreement (the "**Anson SPA**") with Anson, pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the "**Anson Notes**"). The Anson Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Anson Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

Due to Anson's option to convert the loan in part or in full at any time before maturity, the Anson SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, SEALSQ will grant Anson the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**First Anson Note**"), convertible into SEALSQ's ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the "**First Tranche Warrant**"). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First Anson Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.
The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note's principal amount.

During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 Ordinary Shares of SEALSQ. A debt discount charge of USD 198,984 was amortized to the income statement and unamortized debt discounts totaling USD 708,062 were booked to APIC on conversions in line with ASC 470-02-40-4.
Additionally, on July 10, 2023, the Group issued 8,184 new Ordinary Shares to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 Ordinary Shares.

On January 9, 2024, WISeKey and Anson entered into an Amendment to the Securities Purchase Agreement (the "**First Anson Amendment**"), to amend some of the original terms and conditions of the Anson facility. As per the First Anson Amendment, Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.

Additionally, per the terms of the Anson Amendment, upon each tranche closing under the Anson Facility, WISeKey will grant Anson the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 4, with no option to reset. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date.

The Second tranche of USD 5 million was funded on January 10, 2024, by Anson. WISeKey issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the "**Second Anson Note**"), convertible into SEALSQ's Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the "**Second Anson Warrant**"). SEALSQ also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second Anson Note and the Second Anson Warrant. Debt issue costs made up of legal expenses totaling USD 55,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the Second Anson Note was paid to Anson at closing.
The Second Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,171. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,868, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 264,441 and a debit to APIC of USD 40,838. Including the fee paid to Anson, a total debt discount of USD 1,133,309 was recorded against the Second Anson Note's principal amount.

On March 1, 2024, WISeKey and Anson signed a second Amendment to Securities Purchase Agreement (the "**Second Anson Amendment**"), to amend some of the terms and conditions of the Anson facility. As per the Second Anson Amendment, Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 2.5% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.

Additionally, per the terms of the Anson Second Amendment, upon each tranche closing under the Anson Facility, WISeKey will grant Anson the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 5.5, with no option to reset. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date.

The Third tranche of USD 5 million was funded on March 1, 2024, by Anson. WISeKey issued to Anson (i) a Senior Original Issue 2.5% Discount Convertible Promissory Note of USD 5 million (the "**Third Anson Note**"), convertible into SEALSQ's Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the "**Third Anson Warrant**"). Debt issue costs made up of legal expenses totaling USD 38,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third Anson Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third Anson Note was paid to Anson at closing.
The Third Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 256,930 and a debit to APIC of USD 31,254. Including the fee paid to Anson, a total debt discount of USD 924,192 was recorded against the Third Anson Note's principal amount.

During the year ended December 31, 2024, Anson converted all notes in full for a total conversion amount of USD 10,825,000, resulting in the delivery of a total of 19,260,369 Ordinary Shares of SEALSQ. A total debt discount charge of USD 376,774 was amortized to the income statement and unamortized debt discounts totaling USD 1,816,168 were booked to APIC on conversion in line with ASC 470-02-40-4.
In the six months ended June 30, 2025, the Group did not make use of the Anson SPA. As at June 30, 2025, there was no unconverted balance in relation to the Anson SPA.

Subscription Agreement with L1 Capital Global Opportunities Master Fund
On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to USD 15 million Convertible Notes (the "**2024 L1 Facility**") with L1, pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million (the "**2024 L1 Initial Tranche**") and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of

100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to L1's option to convert the loan in part or in full at any time before maturity, the 2024 L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 11,319, a commission of USD 67,500 to the placement agent and an aggregated fee of USD 137,500 to L1 were due upon issuance of the 2024 L1 Initial Tranche on October 25, 2024 and recorded as a debt discount against the 2024 L1 Initial Tranche principal amount. Upon subscription of each subsequent tranche under the 2024 L1 Facility, debt issue costs to L1 representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million, the 2024 L1 Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for the 2024 L1 Initial Tranche was USD 1,328,458, giving rise to a debt premium of USD 78,458.
In the year ended December 31, 2024, L1 converted a total of USD 1,24 million out of the 2024 L1 Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares. A debt discount charge of USD 17,746 was amortized to the income statement and a total debit of USD 119,212 was booked to APIC on conversions as per ASC 470-02-40-4.
As at December 31, 2024, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the unamortized debt discount balance was USD 903, hence a carrying value of USD 9,097. The outstanding 2024 L1 Facility available was USD 13.75 million.

During the six months ended June 30, 2025, there were no subscriptions or conversions under the 2024 L1 Facility. A debt discount charge of USD 554 was amortized to the income statement. As at June 30, 2025, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the unamortized debt discount balance was USD 349, hence a carrying value of USD 9,651. The outstanding 2024 L1 Facility available was USD 13.75 million.

Subscription Agreement with Anson Investments Master Fund LP

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to USD 15 million Convertible Notes (the "**2024 Anson Facility**") with Anson, pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million (the "**2024 Anson Initial Tranche**") and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to Anson's option to convert the loan in part or in full at any time before maturity, the 2024 Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 11,319, a commission of USD 67,500 to the placement agent and an aggregated fee of USD 137,500 to Anson were due upon issuance of the 2024 Anson Initial Tranche on October 23, 2024 and recorded as a debt discount against the 2024 Anson Initial Tranche principal amount. Upon subscription of each subsequent tranche under the 2024 Anson Facility, debt issue costs to Anson representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million, the 2024 Anson Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for the 2024 Anson Initial Tranche was USD 1,328,458, giving rise to a debt premium of USD 78,458.
In the year ended December 31, 2024, Anson converted the 2024 Anson Initial Tranche in full, resulting in the delivery of a total of 346,820 WIHN Class B Shares. A debt discount charge of USD 18,774 was amortized to the income statement and a total debit of USD 119,087 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million.

During the six months ended June 30, 2025, there were no subscriptions or conversions under the 2024 Anson Facility . As at June 30, 2025, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million.

Note 25. Indebtedness to related parties, noncurrent

As at June 30, 2025, indebtedness to related parties, noncurrent, consisted of the noncurrent portion of a payable balance to Peter Ward in relation to unused vacation allowance (see Note 37 for detail).

Note 26. Employee benefit plans

Defined benefit post-retirement plan

The Group maintains four pension plans: one maintained by WISeKey SA, one by WISeKey International Holding Ltd and one by SEALSQ Corp, all covering its employees in Switzerland, as well as one maintained by SEALSQ France SAS (formerly WISeKey Semiconductors SAS) covering WISeKey's French employees.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by SEALSQ France SAS, and its obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as at June 30, 2025 is based on annual personnel costs and assumptions from December 31, 2024.

The expected future cash flows to be paid by the Group for employer contribution for the year ended December 31, 2025 are USD 242,000.

Movement in Funded Status	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Net service cost	140	118
Interest cost / (credit)	78	112
Expected return on assets	(172)	(172)
Amortization on net (gain) / loss	47	11
Amortization on prior service cost / (credit)	51	24
CTA	(3)	2
Total net periodic benefit cost / (credit)	**141**	**95**
Employer contributions paid in the period	(121)	(118)
Total Cashflow	**(121)**	**(118)**

All of the assets are held under the collective contract by the plan's re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820's three-tier fair value hierarchy, pension assets belong to the fair value level 2.

Note 27. Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 15.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party's intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Note 28. Stockholders' equity

Stockholders' equity consisted of the following:

WISeKey International Holding Ltd	As at June 30, 2025		As at December 31, 2024	
Share Capital	*Class A Shares*	*Class B Shares*	*Class A Shares*	*Class B Shares*
Par value per share (in CHF)	0.01	0.10	0.01	0.10
Share capital (in USD)	16,007	439,712	16,007	359,485
Per Articles of association and Swiss capital categories				
Conditional Share Capital - Total number of conditional shares[1]	400,000	2,080,317	400,000	1,210,590
Total number of fully paid-in shares	1,600,880	4,080,546	1,600,880	4,070,522
Per US GAAP				
Total number of authorized shares	2,000,880	6,696,467	2,000,880	6,194,267
Total number of fully paid-in issued shares[1]	1,600,880	4,080,546	1,600,880	3,365,560
Total number of fully paid-in outstanding shares[1]	1,600,880	4,024,038	1,600,880	3,309,052
Par value per share (in CHF)	0.01	0.10	0.01	0.10
Share capital (in USD)	16,007	439,712	16,007	359,485
Total share capital (in USD)	**455,719**		**375,492**	
Treasury Share Capital				
Total number of fully paid-in shares held as treasury shares	-	56,508	-	56,508
Treasury share capital (in USD)	-	501,644	-	501,644
Total treasury share capital (in USD)	**-**	**501,644**	**-**	**501,644**

(1) Conversions of conditional capital that were not registered with the commercial register as of December 31, 2024, were not deducted from the total number of conditional shares as at December 31, 2024, i.e. the number shown is as if the issues had not taken place. There were no unregistered conversions of conditional capital as at June 30, 2025.

On June 27, 2025, at WISeKey's 2025 Annual General Meeting of Shareholders (AGM), shareholders approved the increase of a capital band ranging from 90 percent to 150 percent of the issued share capital entered in the commercial register at that time. Within this capital band, the Board of Directors is authorized to increase or reduce the share capital once or several times until June 19, 2030, or until an earlier expiry of the capital band.

In the six months ended June 30, 2025, WISeKey did not purchase or sell any treasury shares. In the year to December 31, 2024, WISeKey did not purchase any treasury shares and sold a total of 65,545 treasury shares at an average sale price of USD 2.97 per share.

Share buyback program

On July 9, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back Class B Shares up to a maximum 10% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the group hold more than 10% of its own registered shares. The share buyback program ended on July 8, 2022.
As at June 30, 2025, WISeKey's treasury share balance included 8,347 Class B Shares purchased through the share buyback program.

Second Securities Purchase Agreements with L1 Capital Global Opportunities Master Fund

On May 5, 2025, the Group entered into a Securities Purchase Agreement with L1 (the "**Second L1 SPA**") to purchase 4,250,000 Ordinary Shares of SEALSQ for a subscription price of USD 8.5 million. The Second L1 SPA was assessed as a stock instrument. The issuance of new Ordinary Shares of SEALSQ resulted in a credit to noncontrolling interests of USD 7,388,011 and a credit to APIC of USD 442,622.

Second Securities Purchase Agreements with Anson Investments Master Fund and Anson East Master Fund LP

On May 5, 2025, the Group entered into a Securities Purchase Agreement with Anson Investments Master Fund LP and Anson East Master Fund LP (the "**Second Anson SPA**") to purchase 5,750,000 Ordinary Shares of SEALSQ for a subscription price of USD 11.5 million. The Second Anson SPA was assessed as a stock instrument. The issuance of new Ordinary Shares of SEALSQ resulted in a credit to noncontrolling interests of USD 9,942,078 and a credit to APIC of USD 652,306.

Warrant exercise

During the six months ended June 30, 2025, the Group issued a total of 4,469,382 Ordinary Shares of SEALSQ to L1 and Anson upon the exercise of equity-classified warrants with a strike price of USD 1.65, resulting in gross proceeds of USD 7,374,480.30. The warrants were issued in connection with a financing facility executed in 2023. The issuance of new Ordinary Shares of SEALSQ resulted in a total credit to noncontrolling interests of USD 6,875,835 and a credit to APIC of USD 498,646.

At-the-Market Facility

On May 19, 2025, the Group entered into an at-the-market ("**ATM**") equity offering program for its subsidiary SEALSQ, pursuant to which it may offer and sell Ordinary Shares of SEALSQ having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.
In the six months ended June 30, 2025, the Group sold 7,509,737 Ordinary Shares of SEALSQ under the ATM program at an average price of USD 3.76 per share, generating gross proceeds of USD 28,262,944. The Group paid commissions and offering expenses of USD 1,139,556, resulting in net proceeds of USD 27,123,388. The issuance of new Ordinary Shares of SEALSQ resulted in a total credit to noncontrolling interests of USD 24,909,916 and a credit to APIC of USD 2,213,471.
As at June 30, 2025, approximately USD 71.7 million of the ATM facility remained available for future sales.

Note 29. Revenue

Nature of goods and services

The following is a description of the principal activities, separated by reportable segment, from which the Group generates its revenue. For more detailed information about reportable segments, see Note 34 - Segment information and geographic data. The Corporate segment does not generate external revenue for the Group.

- Semiconductors segment

The Semiconductors segment of the Group principally generates revenue from the sale of semiconductors secure chips. Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.
The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

- Revenue from non-reportable segments

The Group's non-reportable segments generate revenue from Digital Certificates, Software as a Service, Software license and Postcontract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.
For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Certificates	The Group recognizes revenue on a straight-line basis over the validity period of the certificate, which is usually one to three years. This period starts after the certificate has been issued by the Certificate Authority and may be used by the customer for authentication and signature, by checking the certificate validity against the Root of Trust which is maintained by the Group on its IT infrastructure. Customers pay for certificates when certificates are issued and invoiced. The excess of payments over recognized revenue is shown as deferred revenue.
Semiconductors secure chips	Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations. The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.
SaaS	The Group's SaaS arrangement cover the provision of cloud-based certificate life-cycle-management solutions and signing and authentication solutions, as well as cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer. Customers usually pay ahead of quarterly or yearly service periods; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.
Software and INeS Certificate Management Platform	The Group provides software for certificates life-cycle management and signing and authentication solutions, including through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section. WISeKey also provides hosting and monitoring of infrastructure services which are distinct performance obligations and are paid and recognized over the service period.

Disaggregation of revenue

The following table shows the Group's revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue (unaudited)	Typical payment	At one point in time 6 months ended June 30,		Over time 6 months ended June 30,		Total 6 months ended June 30,	
USD'000		2025	2024	2025	2024	2025	2024
Semiconductors segment							
Secure chips	Upon delivery	4,710	4,828	-	-	4,710	4,828
Certificates	Upon issuance	108	-	7	-	115	-
Total Semiconductors segment		4,818	4,828	-	-	4,825	4,828
Total Corporate segment		-	-	-	-	-	-
Total Non-reportable segments		126	-	342	346	468	346
Total Revenue		4,944	4,828	349	346	5,293	5,174

For the six months ended June 30, 2025, and 2024, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group's revenues disaggregated by geography, based on our customers' billing addresses:

Revenue by region	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Semiconductors segment		
Europe, Middle East and Africa	852	880
North America	3,083	3,058
Asia Pacific	795	890
Latin America	95	-
Total Semiconductors segment	**4,825**	**4,828**
Total Corporate segment	**-**	**-**
Total Non-reportable segments	**468**	**346**
Total revenue	**5,293**	**5,174**

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Trade accounts receivables		
Trade accounts receivable - Semiconductors segment	2,483	3,645
Trade accounts receivable – Non-reportable segments	239	488
Total trade accounts receivables	**2,722**	**4,133**
Contract assets	126	-
Total contract assets	**126**	**-**
Contract liabilities - current	56	392
Contract liabilities - noncurrent	-	3
Total contract liabilities	**56**	**395**
Deferred revenue		
Deferred revenue - Semiconductors segment	139	109
Deferred revenue – Non-reportable segments	15	5
Total deferred revenue	**154**	**114**
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the year	83	218

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of June 30, 2025, approximately USD 210,000 is expected to be recognized from remaining performance obligations for contracts. We expect to recognize revenue for these remaining performance obligations during the next two years approximately as follows:

Estimated revenue from remaining performance obligations as at June 30, 2025 (USD'000)		Total
	2025	169
	2026	41
Total remaining performance obligation		**210**

Note 30. Other operating income

Other operating income consisted of the following:

	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Other operating income from related parties	82	88
Other operating income - other	-	90
Total other operating income	**82**	**178**

In the six months ended June 30, 2025 and 2024, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 37).

Note 31. Stock-based compensation

Stock-based compensation in WISeKey International Holding Ltd

Employee stock option plans

The Stock Option Plan ("ESOP 1") was approved on December 31, 2007 by the stockholders of WISeKey SA, representing 2,632,500 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.
The Stock Option Plan ("ESOP 2") was approved on December 31, 2011 by the stockholders of WISeKey SA, representing 16,698,300 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.
At March 22, 2016 as part of the reverse acquisition transaction, both ESOP plans in existence in WISeKey SA were transferred to WISeKey International Holding Ltd at the same terms, with the share exchange term of 5:1 into WIHN Class B Shares.

Grants

In the six months ended June 30, 2025, the Group granted a total of 17,235 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.
The options granted consisted of 17,235 options with immediate vesting granted to Board members and an external advisor, none of which had been exercised as of June 30, 2025.
The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on WIHN Class A Shares in the six months ended June 30, 2025.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.
In the six months ended June 30, 2025, a total charge of USD 157,833 was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options granted to Board members.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	June 30, 2025	June 30, 2024
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	83.07 – 127.81%	71.29%
Average remaining expected life of stock options on WIHN Class B Shares (years)	3.49	4.41
Average remaining expected life of stock options on WIHN Class A Shares (years)	3.40	4.40

Unvested options to employees as at June 30, 2025 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group's non-vested options for the six months ended June 30, 2025.

	Options on WIHN Class B Shares		Options on WIHN Class A Shares	
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	**268**	**7.50**	**-**	**-**
Granted	152,090	6.79	-	-
Vested	(152,222)	6.79	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as at December 31, 2024	**136**	**7.55**	**-**	**-**
Granted	17,235	9.15	-	-
Vested	(17,371)	9.13	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as at June 30, 2025	**-**	**-**	**-**	**-**

As at June 30, 2025, there was no unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at June 30, 2025 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

The following tables summarize the Group's stock option activity for the six months ended June 30, 2025.

Options on WIHN Class B Shares	WIHN Class B Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	**148,039**	**3.11**	**5.23**	**111,306**
Of which vested	147,711	3.11	5.23	111,104
Of which non-vested	268	-	-	-
Granted	152,090	1.35	-	-
Exercised or converted	(23,570)	0.11	-	496,406
Forfeited or cancelled	-	-	-	-
Expired	(300)	-	-	-
Outstanding as at December 31, 2024	**276,259**	**2.40**	**5.25**	**5,235,260**
Of which vested	276,123	2.40	5.24	5,226,771
Of which non-vested	136	-	-	-
Granted	17,235	1.20	-	-
Exercised or converted	-	-	-	-
Forfeited or cancelled	-	-	-	-
Expired	(200)	-	-	-
Outstanding as at June 30, 2025	**293,294**	**2.44**	**4.82**	**3,132,683**
Of which vested	293,294	2.44	4.82	3,132,683
Of which non-vested	-	-	-	-

Options on WIHN Class A Shares	WIHN Class A Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	**392,720**	**0.25**	**4.90**	**23,339**
Of which vested	392,720	0.25	4.90	23,339
Granted	-	-	-	-
Outstanding as at December 31, 2024	**392,720**	**0.25**	**3.90**	**723,175**
Of which vested	392,720	0.25	3.90	723,175
Granted	-	-	-	-
Outstanding as at June 30, 2025	**392,720**	**0.25**	**3.40**	**213,119**
Of which vested	392,720	0.25	3.40	219,119

Stock-based compensation in SEALSQ Corp

Employee stock option plans

The F Share Option Plan ("**FSOP**") and the Ordinary Share Option Plan ("**OSOP**") were approved respectively on January 19, 2023, and September 15, 2023, by the Board of Directors of SEALSQ.

Grants

In the six months ended June 30, 2025, the Group granted a total of 2,736,437 options exercisable in Ordinary Shares. Each option is exercisable into one Ordinary Share.
The options granted consisted of:

- 2,232,347 options with immediate vesting granted to employees and Board members, all of which had been exercised as of June 30, 2025.
- 498,090 options with immediate vesting granted to employees and Board members, which had not been exercised as of June 30, 2025.
- 6,000 options with immediate vesting granted to external advisors, which had not been exercised as of June 30, 2025.

The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on F Shares in the six months ended June 30, 2025.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of an Ordinary Share of SEALSQ. Expected volatility is based on historical volatility of SEALSQ's Ordinary Shares.

In the six months ended June 30, 2025, a total charge of USD 9,935,408 for options granted to Board members, employees and external advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options. An amount of USD 2,201,555 was in relation to equity classified options whilst the remaining USD 7,733,853 related to liability classified stock options. As at June 30, 2025, the liability related to stock-based compensation amounted to USD 1,639,186, all classified as current.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	June 30, 2025	June 30, 2024
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	175.40%	65.31%
Average remaining expected life of stock options on F Shares (years)	-	5.69
Average remaining expected life of stock options on Ordinary Shares (years)	6.40	6.91

There were no unvested options as at June 30, 2025.

The following table illustrates the development of the Group's non-vested options for the six months ended June 30, 2025 and for the year 2024.

	Options on Ordinary shares	
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	**-**	**-**
Granted	245,165	0.61
Vested	245,165	0.61
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2024	**-**	**-**
Granted	2,736,437	2.76
Vested	2,736,437	2.76
Non-vested forfeited or cancelled	-	-
Non-vested options as at June 30, 2025	**-**	**-**

	Options on F shares	
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	**-**	**-**
Granted	23	2.35
Vested	23	2.35
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2024	**-**	**-**
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as at June 30, 2025	**-**	**-**

The following tables summarize the Group's stock option activity for the six months ended June 30, 2025 and the year ended December 31, 2024.

Options on Ordinary shares	SEAL Ordinary Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	**-**	**0.00**	**0.00**	**-**
Of which vested	-	0.00	**0.00**	-
Granted	245,165	0.01	**-**	**-**
Outstanding as at December 31, 2024	**245,165**	**0.01**	**6.65**	**1,505,313**
Of which vested	245,165	0.01	**6.65**	1,505,313
Granted	2,736,437	0.01	**-**	**-**
Exercised or converted	(2,258,623)	0.01	**-**	**8,051,787**
Forfeited or cancelled	(65,774)	0.01	**-**	**-**
Outstanding as at June 30, 2025	**657,205**	**0.01**	**6.62**	**2,487,960**
Of which vested	657,205	0.01	**6.62**	2,487,960

We note that 2,258,623 options on Ordinary Shares were exercised in the six months ended June 30, 2025 but SEALSQ withheld 1,026,642 Ordinary Shares as a means of meeting some grantees' tax obligation in relation to their option exercise, which resulted in the creation and delivery of 1,231,981 Ordinary Shares.

Summary of stock-based compensation expenses

Stock-based compensation expenses	Unaudited 6 months ended June 30,	
USD'000	2025	2024
In relation to Employee Stock Option Plans (ESOP)	131	242
In relation to non-ESOP Option Agreements	27	-
In relation to SEALSQ Option Plans	9,935	42
Total	**10,093**	**284**

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Research & development expenses	1,834	-
Selling & marketing expenses	3,134	-
General & administrative expenses	5,125	284
Total	**10,093**	**284**

Note 32. Non-operating income

Non-operating income consisted of the following:

	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Foreign exchange gain	1,619	707
Gains from the remeasurement of crypto assets	5	-
Financial income	-	256
Interest income	1,641	79
Gain on repayment of ExWorks Loan	3,699	-
Other	-	87
Total non-operating income	**6,964**	**1,129**

Credit Agreement with ExWorks Capital Fund I, L.P

On April 4, 2019, WISeCoin AG ("**WISeCoin**"), an affiliate of the Group, signed a credit agreement with ExWorks Capital Fund I, L.P ("**ExWorks**", the agreement the "**ExWorks Loan**"). Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and could add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bore an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement was April 4, 2020. ExWorks could elect to have part or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens as may be issued by WISeCoin from time to time. Borrowings under the line of credit were secured by first ranking security interests on all material assets and personal property of WISeCoin, and a pledge over the shares in WISeCoin representing 90% of the capital held by the Group.

Total debt issue costs of USD 160,000 were recorded as debt discount and amortized over the duration of the loan. As at December 31, 2020, the debt discount was fully amortized.

As at December 31, 2024, the outstanding borrowings with ExWorks were USD 4,030,000 and the Group continued to accrue interest on the loan at the rate of 10% p.a.

On February 12, 2025, the Group signed a Purchase and Absolute Assignment of Loan Documents with the court appointed receiver of ExWorks, whereby the receiver accepted a cash payment of USD 2.5 million as full and final settlement of the borrowings and cumulated interest due by WISeCoin to ExWorks. On February 12, 2025, the carrying amount of ExWorks Loan and cumulated interest thereon amounted to USD 6.2 million, resulting in a non-operating income of USD 3.7 million in the six months ended June 30, 2025.

Note 33. Non-operating expenses

Non-operating expenses consisted of the following:

USD'000	Unaudited 6 months ended June 30,	
	2025	**2024**
Foreign exchange losses	1,574	41
Financial charges	232	38
Interest expense	12	522
Other components of defined benefit plans, net	(2)	(23)
Other	-	6
Total non-operating expenses	**1,816**	**584**

Note 34. Segment information and geographic data

The Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and Corporate. The Semiconductors reportable segment is a strategic business unit that offers specific products and is managed separately because it requires dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The Corporate reportable segment requires separate disclosure based on the asset test; it is a strategic business unit that integrates corporate services and the Group's financing strategy, and is managed separately because it requires dedicated resources. The Corporate reportable segment did not exist prior to January 1, 2023, when SEALSQ Corp acquired SEALSQ France SAS.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group's chief operating decision maker, who is its Chief Executive Officer, evaluates performance for its reportable segments based on segment revenue and gross profit where applicable, and on operating income or loss for purposes of allocating resources (including employees, property, plant and equipment, and financial resources) and assessing budgets and performance. The chief operating decision maker considers budget-to-actual variances on a quarterly basis.

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Unaudited 6 months ended June 30, USD'000	2025 Semiconductors	2025 Corporate	2025 Total	2024 Semiconductors	2024 Corporate	2024 Total
Revenue from external customers	4,825	-	4,825	4,828	-	4,828
Intersegment revenue	-	-	-	-	-	-
	4,825	-	4,825	4,828	-	4,828
Reconciliation of revenue						
Elimination of intersegment revenue			-			-
Other revenue [2]			468			346
Total consolidated revenue			5,293			5,174
Less:[1]						
Cost of sales	3,199	-	3,199	3,895	-	3,895
Segment gross profit	1,626	-	1,626	933	-	933
Less:[1]						
Total operating expenses	7,328	15,547	22,875	5,656	4,180	9,836
Other segment items	691	(1,929)	(1,238)	(15)	583	568
Segment profit / (loss) before income taxes	(6,393)	(13,618)	(20,011)	(4,708)	(4,763)	(9,471)
Reconciliation of profit or loss (segment profit / (loss))						
Other profit or loss[2]			(2,245)			(4,671)
Elimination of intersegment profits			-			-
Income / (loss) before income taxes			(22,256)			(14,142)
Other segment disclosures						
Interest revenue	7	1,604	1,611	74	180	254
Interest expense	7	3	10	51	316	367
Depreciation and amortization	313	2	315	301	-	301
Profit / (loss) from intersegment sales	-	-	-	-	-	-
Income tax recovery / (expense)	-	(1)	(1)	(1,304)	-	(1,304)

	As at June 30, 2025			As at December 31, 2024		
Segment assets	13,233	162,364	175,597	13,564	110,338	123,902

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.
(2) Profit or loss from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.

Asset reconciliation USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Total assets from reportable segments	175,597	123,902
Other assets[1]	13,154	17,286
Elimination of intersegment receivables	(14,430)	(7,168)
Elimination of intersegment investment and goodwill	(19,332)	(19,332)
Consolidated total assets	**154,989**	**114,668**

(1) Assets from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Revenue by region	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Switzerland	389	261
Rest of EMEA*	826	906
North America	3,197	3,088
Asia Pacific	795	890
Latin America	86	29
Total revenue	**5,293**	**5,174**

* EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Switzerland	686	74
Rest of EMEA*	3,486	3,201
Total Property, plant and equipment, net of depreciation	**4,172**	**3,275**

* EMEA means Europe, Middle East and Africa

Note 35. Earnings / (Loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	Unaudited 6 months ended June 30,	
Loss per share	**2025**	**2024**
Net loss attributable to WISeKey International Holding AG (USD'000)	(4,450)	(9,470)
Effect of potentially dilutive instruments on net loss (USD'000)	n/a	n/a
Net loss attributable to WISeKey International Holding AG after effect of potentially dilutive instruments (USD'000)	n/a	n/a
Class A Shares, par value CHF 0.01		
Shares used in net loss per Class A Share computation:		
Weighted average Class A Shares outstanding - basic	1,600,880	1,600,880
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average Class A Shares outstanding - diluted	1,600,880	1,600,880
Net loss per Class A Share		
Basic weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.11)	(0.27)
Diluted weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.11)	(0.27)
Class B Shares, par value CHF 0.10		
Shares used in net loss per Class B Share computation		
Weighted average Class B Shares outstanding - basic	4,023,691	3,289,725
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average Class B Shares outstanding - diluted	4,023,691	3,289,725
Net loss per Class B Share		
Basic weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(1.06)	(2.74)
Diluted weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(1.06)	(2.74)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, the basic and diluted net loss per share were the same for the six months ended June 30, 2025, and June 30, 2024, due to the Group's net loss position.

Note 36. Legal proceedings

We are currently not party to any legal proceedings and claims that is not provided for in our financial statements.

Note 37. Related parties disclosure

Subsidiaries

The condensed consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Share Capital		% ownership as at June 30, 2025	% ownership as at December 31, 2024	Nature of business
WISeKey SA	CHF	933,436	95.75%	95.75%	Main operating company. Sales and R&D services
SEALSQ France SAS*	EUR	1,473,162	10.29%	12.55%	Chip manufacturing, sales & distribution
WiseTrust SA	CHF	680,000	100%	100.0%	Non-operating investment company
WISeKey ELA SL	EUR	4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	GBP	100,000	51%	51%	Non trading
WISeKey USA Inc[1]	USD	6,500	95.75%	95.75%	Sales & support
WISeKey India Private Ltd[2]	INR	1,000,000	45.90%	45.90%	Sales & support
SEALSQ Japan KK[3]*	JPY	1,000,000	10.29%	12.55%	Sales & distribution
SEALSQ France Taiwan Branch*	TWD	100,000	10.29%	12.55%	Sales & distribution branch
WISeCoin AG	CHF	100,000	90%	90%	Sales & distribution
WISeKey Equities AG	CHF	100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	EUR	25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	SAR	200,000.00	51%	51%	Sales & distribution
WISe.ART AG	CHF	100,000	87.50%	87.50%	Sales & distribution
WISeKey Vietnam Ltd	VND	689,400,000	95.75%	95.75%	R&D
SEALSQ Corp*	USD	229,453	10.29%	12.55%	Sales & support
WISeKey (Gibraltar) Limited	GBP	100	100%	100%	Sales & support
WISeSat.Space AG	CHF	100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd*	USD	-	10.29%	100%	Sales & distribution
SEALCOIN AG	CHF	133,333	75%	100%	Sales & distribution
Trust Protocol Association	CHF	-	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security

1. 50% owned by WISeKey SA and 50% owned by WiseTrust SA
2. 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG
3. Formerly WISeKey IoT Japan KK
* The WISeKey Group holds over 50% of the voting rights of SEALSQ Corp and management has assessed that the Group controls SEALSQ Corp. As a result, SEALSQ Corp and its subsidiaries have been consolidated into the WISeKey Group's condensed consolidated financial statements.

Unconsolidated affiliates

As per the table below, as at June 30, 2025, the Group holds an equity investment in an unconsolidated affiliate over which it exercises significant influence, but which is not consolidated because the Group does not control the entity. As detailed in Note 16, this investment is accounted for under the equity method of accounting in accordance with ASC 323.

Company Name	% ownership as at June 30, 2025	% ownership as at December 31, 2024	Nature of relationship
The WeCan Group AG	31.87%	n/a	Equity method investment

Related party transactions and balances

	Related Parties (in USD'000)	Receivables as at June 30, 2025 (unaudited)	Receivables as at December 31, 2024	Payables as at June 30, 2025 (unaudited)	Payables as at December 31, 2024	Unaudited Net expenses to in the 6 months ended June 30, 2025	Unaudited Net expenses to in the 6 months ended June 30, 2024	Unaudited Net income from in the 6 months ended June 30, 2025	Unaudited Net income from in the 6 months ended June 30, 2024
1	Carlos Moreira	-	-	3,283	1,441	-	-	-	-
2	John O'Hara	-	-	259	529	-	-	-	-
3	María Pía Aqueveque Jabbaz	-	-	16	14	59	31	-	-
4	Philippe Doubre	-	-	23	18	71	6	-	-
5	David Fergusson	58	49	-	-	199	151	-	-
6	Jean-Philippe Ladisa	-	-	22	19	72	89	-	-
7	Philippe Monnier	-	-	22	19	72	6	-	-
8	Peter Ward	-	-	3,216	1,638	1,543	-	-	-
9	Ruma Bose	-	-	21	13	125	28	-	-
10	Cristina Dolan	66	-	-	13	136	88	-	-
11	Eric Pellaton	-	-	16	13	124	91	-	-
12	Hossein Rahnama	-	-	9	-	12	-	-	-
13	Danil Kerimi	-	-	-	13	27	44	-	-
14	Rolf Gobet	-	-	-	-	27	-	-	
15	OISTE	262	158	219	83	172	155	82	88
16	Terra Ventures Inc	-	-	34	31	28	-	-	-
17	GSP Holdings Ltd	-	-	34	16	-	-	-	-
18	SAI LLC (SBT Ventures)	-	-	17	31	-	-	-	-
19	Related parties of Carlos Moreira	-	-	-	-	301	124	-	-
	Total	**386**	**207**	**7,191**	**3,891**	**2,968**	**813**	**82**	**88**

1. Carlos Moreira is the Chairman of the Board of Directors and CEO of WISeKey. Mr. Moreira is also the Chairman of the Board of Directors and the CEO of SEALSQ Corp. A short-term payable to Carlos Moreira in an amount of USD 3,282,506 was outstanding as at June 30, 2025, made up of accrued bonuses, social charges thereon, and an amount due for Mr. Moreira's tax obligations in relation to an option exercise made in early June 2025 in SEALSQ Corp and for which the Group withheld a number of SEALSQ Ordinary Shares the market value of which amounted to the tax obligation of Mr. Moreira.

2. John O'Hara is a member of the Board of Directors of SEALSQ Corp and the CFO of WISeKey. Mr. O'Hara is also a member of the Board of Directors and the CFO of SEALSQ Corp. A short-term payable amount to John O'Hara in an amount of USD 259,264 was outstanding as at June 30, 2025, made up of accrued bonuses and social charges thereon.

3. María Pía Aqueveque Jabbaz is a Board member of the Group. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025, relate to her Board fee.

4. Philippe Doubre is a Board member of the Group, member of the Group's nomination & compensation committee, and a former advisor to the Group. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025, relate to his Board fee.

5. David Fergusson is a Board member of the Group, chairman of the Group's nomination & compensation committee and member of the Group's audit committee. Mr. Fergusson is also a member of the Board of Directors of SEALSQ Corp, chairman of the SEALSQ Corp's nomination & compensation committee and member of the audit committee of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025, relate to his Board fees. The receivable balance as at June 30, 2025 relates to an advance payment by the Group of his tax obligations in relation to two option exercises made in 2025. This advance payment is expected to be repaid before year end.

6. Jean-Philippe Ladisa is a Board member of the Group, chairman of the Group's audit committee and member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to his Board fee.

7. Philippe Monnier is a Board member of the Group. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to his Board fee.

8. Peter Ward is a member of the Board and former CFO of WISeKey. Mr. Ward is also a member of the Board of Directors of SEALSQ Corp and SEALSQ Corp's former CFO. A payable balance of USD 1,721,875 is owing to Mr. Ward as at June 30, 2025 in relation to accumulated unused vacation allowance while he was employed by the Group as CFO; it is disclosed in the balance sheet as part accounts payable to Board members for its current portion of USD 264,143 (see Note 21) and as indebtedness to related parties, noncurrent for its noncurrent portion of USD 1,457,732 (see Note 25). The remaining payable balance of USD 1,494,610 to Mr. Ward as at June 30, 2025 is made up of a USD 1,472,253 stock-based compensation liability included in other current liabilities (see Note 23) and a payable balance of USD 22,357 in relation to his Board fee. The expenses recorded in the income statement in the six months ended June 30, 2025 relate to his Board fee as well as a bonus in options granted in 2025 in relation to prior periods.

9. Ruma Bose is a member of the Board of Directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to her Board fee.

10. Cristina Dolan is a member of the Board of Directors of SEALSQ Corp and the Chairwoman of the audit committee of SEALSQ Corp. Ms. Dolan is also a former Board member of the Group, a former member of the Group's audit committee and a former member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to her Board fee.

11. Eric Pellaton is a member of the Board of Directors of SEALSQ Corp, member of the SEALSQ Corp's nomination & compensation committee and member of the audit committee of SEALSQ Corp. Mr. Pellaton is also a former Board member of the Group and a former member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to his Board fee.

12. Hossein Rahnama is a member of the Board of Directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to his Board fee.

13. Danil Kerimi is a former member of the Board of Directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to his Board fee.

14. Rolf Gobet is a member of the Group's advisory committee. The expenses recorded in the income statement in the six months ended June 30, 2025 relate to his advisory fee.

15. The Organisation Internationale pour la Sécurité des Transactions Electroniques ("**OISTE**") is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. Two members of the Board of Directors of WISeKey are also members of the Counsel of the Foundation which gives rise to the related party situation.
OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.
The receivable from OISTE as at June 30, 2025 and income recorded in the income statement in the six months ended June 30, 2025 relate to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE. In the six months ended June 30, 2025, the Group invoiced OISTE a total of CHF 68,019 (USD 81,797). The payable to OISTE as at June 30, 2025 and expenses relating to OISTE recognized in the six months ended June 30, 2025 are made up of license and royalty fees for the six months ended June 30, 2025 under the contract agreement with WISeKey SA.

16. Terra Ventures Inc has a 49% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

17. GSP Holdings Ltd is a former shareholder in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 2, 2017. The loan is non-interest bearing and has no set repayment date.

18. SAI LLC, doing business as SBT Ventures, is a former shareholder in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

19. Three immediate family members of Carlos Moreira were employed by WISeKey SA in the six months ended June 30, 2025. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm's length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 259,119 (USD 300,852) recorded in the income statement in the six months ended June 30, 2025.

Note 38. Subsequent events

M&A negotiations with the shareholders of IC'ALPS SAS
On August 4, 2025, the Group announced that it had completed the acquisition of 100% of the share capital and voting rights of IC'ALPS SAS ("**IC'ALPS**"), an ASIC design and supply specialist based in Grenoble, France. This strategic acquisition is expected to reinforce WISeKey's commitment to advancing its Application-Specific Integrated Circuit (ASIC) development to meet the growing demand in the sector and adds approximately 100 highly skilled staff based out of IC'ALPS' current centers in Grenoble and Toulouse, France.

The purchase price is made up of EUR 10 million paid in cash, 823,988 Ordinary Shares of SEALSQ with a market value of USD 2.5 million based on the closing price of an Ordinary Share of SEALSQ on August 4, 2025 of USD 2.99, and a contingent consideration of up to EUR 4 million based on the US GAAP revenue of IC'Alps for the financial year ending December 31, 2025.

The assets, liabilities and results of IC'ALPS will be consolidated in SEALSQ's financial statements from August 4, 2025. At the time these financial statements are released, the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, as well as for the goodwill cannot be ascertained because the US GAAP financial statements of IC'Alps as of August 4, 2025 are not yet available.

Securities Purchase Agreement

On July 14, 2025, the Group entered into a Securities Purchase Agreement with several institutional investors to purchase 15,000,000 Ordinary Shares of SEALSQ and accompanying warrants to purchase up to 30,000,000 Ordinary Shares of SEALSQ at a combined purchase price of USD 4.00 per Ordinary Share of SEALSQ and accompanying warrants, for a total subscription price of USD 60 million. The warrants have an exercise price of USD 4.60 per Ordinary Share of SEALSQ, are immediately exercisable and will expire seven years following the date of issuance.

L1 SPA

On July 11, 2025, the L1 SPA expired.

Anson SPA

On July 11, 2025, the Anson SPA expired.

Note 39. Impacts of ongoing conflicts

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The WISeKey group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group's supply chain in the future.

As at June 30, 2025, WISeKey has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas conflict

Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty.

The WISeKey group does not have any operation or customers in that region, and, as such, does not foresee any direct impact of the war on its operations. However, depending on its duration and intensity, the war may adversely affect the global economy, financial markets and the Group's supply chain in the future.

As at June 30, 2025, WISeKey has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Recently, U.S. government leaders have increased their frequency of discussion of the imposition of stronger tariffs, sanctions, and other restrictions on goods exported from the United States or imported into the United States, and non-U.S. government leaders have increased their discussion of countermeasures. For example, in February 2025, the United States announced a proposed 25% tariff on imports of all semiconductor chips into the United States. As of March 2025, the U.S. President has reserved for further increases in the scope and amount of tariffs in the event of retaliatory countermeasures, and the future of existing tariffs, and as a result, the possibility for new tariffs and countermeasures, remains very uncertain. Although a large amount of our supply chain does not currently directly import products to the United States as we supply to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our product and to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As at June 30, 2025, WISeKey assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.